UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

Exchange Act of 1934 for the fiscal year ended December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

Exchange Act of 1934 for the transition period from                  to

Commission File Number 1-13699

RAYTHEON SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

RAYTHEON COMPANY

(Name of the issuer of the securities held pursuant to the Plan)

870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451

(Address of Principal Executive Offices of the issuer) (Zip Code)

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Raytheon Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 22, 2005

Raytheon Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments
At contract value (Notes 2 and 5)
Investment contracts	$1,837,046,168	$1,783,986,430
At fair value (Note 2)
Registered investment companies	4,106,186,815	3,518,795,706
Common collective trusts	731,844,749	695,850,856
Raytheon Company common stock	1,862,672,510	1,418,628,255
Common stock	49,701,812	126,332,145
Other investments	145,047,782	53,430,336
Participant loans	212,180,340	204,575,936

	8,944,680,176	7,801,599,664

Cash and cash equivalents	50,901,500	36,421,913
Receivables
Employer contributions	13,163,714	6,200,000
Accrued investment income and other receivables	11,001,091	12,422,372

Total receivables	24,164,805	18,622,372

Total assets	9,019,746,481	7,856,643,949
Liabilities
Payables for securities purchased	2,587,811	4,170,537
Accrued expenses	105,793	83,617
Other payables	505,480	1,135,573

Total liabilities	3,199,084	5,389,727
Commitments and contingencies (Note 10)

Net assets available for benefits	$9,016,547,397	$7,851,254,222

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributable to
Net appreciation of investments (Notes 2 and 3)	$799,514,560
Interest and dividends (Notes 2 and 5)	250,522,831

1,050,037,391
Contributions and deferrals
Employee deferrals	486,235,445
Employer contributions	208,871,810

695,107,255

Total additions	1,745,144,646

Deductions from net assets attributable to
Distributions to participants	579,139,846
Administrative expenses	711,625

Total deductions	579,851,471

Increase in net assets	1,165,293,175
Net assets, beginning of year	7,851,254,222

Net assets, end of year	$9,016,547,397

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

1.	Description of Plan

General

The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company”). Most employees are immediately eligible to enroll in the Plan on the first day of service, including employees from prior plans. Certain employees covered by collective bargaining contracts have a 90-day waiting period. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. From January 1, 2000 until December 31, 2001, the entire Plan was an employee stock ownership plan (ESOP) that included a qualified cash or deferred arrangement under the Internal Revenue Code (the “Code”). Effective January 1, 2002, the portion of the Plan that is invested in Raytheon Company stock is an ESOP that includes a cash or deferred arrangement, and the remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The ESOP is intended to be an employee stock ownership arrangement in compliance with all of the related requirements for a qualified stock bonus plan as defined in the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s investments are principally held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Contributions and Deferrals

Employees may contribute up to 50% of their compensation to the Plan. Employee contributions, including rollovers, are invested based on participant elections. For 2004, the annual employee pre-tax elective deferral contributions for a participant cannot exceed $13,000. Participants can make after-tax contributions in excess of $13,000 for the plan year but total employee (pre-tax and after-tax) contributions and employer contributions may not exceed $41,000 for the 2004 plan year. A participant who is eligible to make elective pre-tax contributions and is age 50 or over during the plan year 2004 may make catch-up contributions of $3,000. The catch-up contributions limit will increase at a rate of $1,000 per year through 2006. For most employees, the Company matches 100% of the first 4% of compensation that a participant contributes to the Plan each pay period. The matching Company contribution is invested in the Raytheon Common Stock Fund and must be held in that fund until the beginning of the fifth plan year following the plan year for which the contribution was made or January 1st of the year the employee turns age 55, if earlier. The Company also makes an ESOP contribution equal to one-half of one percent of the participant’s compensation up to $205,000. The ESOP portion of the Plan provides for investment, primarily in the Raytheon Company Common Stock Fund; however, as required by the Code, the Plan permits limited diversification among other investment options, after a participant attains age 55 and completes 10 years of plan participation (including participation in the prior ESOP plans).

Participants may invest their contributions in increments of 1% in any combination of investment alternatives available. The investment objectives range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include cash and equivalents, investment contracts, registered investment companies, common collective trusts, common stock, Raytheon Company common stock, bonds and other investments.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of plan earnings. Plan earnings are allocated based on account balances by investment option. Participant accounts are charged with plan expenses allocated evenly to participants based upon the number of participants.

Participants are not permitted to make a direct exchange from the Fixed Income Fund to the Fidelity Retirement Money Market Portfolio because they are competing funds. All money has to be exchanged to a noncompeting fund for at least 90 days before being exchanged into the Fidelity Retirement Money Market Portfolio.

Vesting

With the exception of certain union groups, all employee and employer contributions including ESOP contributions and earnings thereon are fully and immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Forfeitures of the nonvested portions of terminated participants’ accounts are available to reduce contributions of the Company. At December 31, 2004 and 2003, unallocated plan forfeitures were $5,628,284 and $5,056,508, respectively. During 2004, the total amount of forfeitures from the Plan was $344,657.

Distributions to Participants

A participant may withdraw all or a portion of participant pre-tax and after-tax contributions and employer contributions and related earnings upon attainment of age 59 ½. For reasons of financial hardship, as defined in the plan document, a participant may withdraw all or a portion of participant pre-tax contributions and related earnings subject to a reduction in the maximum participant pre-tax contribution rate for the next six months. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $5,000, and the participant elects to defer distribution. A retired participant may defer the distribution until April 1st of the year following the year in which the participant reaches age 70½.

Effective August 1, 2000, participants who have investments in the Raytheon Company Common Stock Fund may elect to reinvest dividends within the Plan or receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. In 2004, the Company’s Board of Directors declared dividends of $0.80 per share. Of the $38,032,826 in dividends paid to the Plan, approximately $1,728,066 was received in cash by participants who elected the cash payment option.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

Loans to Participants

A participant may borrow against a portion of the balance in the participant’s account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant’s account balance or $50,000. The minimum loan which may be granted is $500. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate published in the Wall Street Journal on the first business day of the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years by means of payroll deductions except that if the loan is used to acquire a dwelling which, within a reasonable time, is to be used as a principal residence of the participant. In these cases, the repayment period may be extended to up to 15 years. Interest paid to the Plan on loans to participants is credited to the borrower’s account in the investment fund or funds to which repayments are made. Loans are valued at principal outstanding. As of December 31, 2004, the interest rates on the outstanding loans ranged from 4.00% to 10.95%.

Administrative Expenses

Substantially all expenses of administering the Plan, such as legal and other administration fees are charged to participant accounts. To the extent not paid by the Plan, expenses are paid by the Company.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting.

Plan investments are stated at fair value except the Plan’s benefit responsive investment contracts which are included in the financial statements at their contract value, defined as net employee contributions plus earnings, less participant withdrawals and administrative expenses. Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in fixed income securities (U.S. government, domestic bonds) are valued by a pricing service based upon market transactions at fair value as determined in good faith by the Trustee. Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Cash equivalents are short-term money market instruments and are valued at cost, which approximates fair value. Investments denominated in foreign currencies are translated into U.S. dollars using the last reported exchange rate.

Security transactions are recorded on the trade date. Payables for outstanding purchases represent trades which have occurred but have not yet settled and are recorded on the statement of net assets available for benefits.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Distributions are recorded when paid.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

The preparation of financial statements in conformity with generally accepted accounting principles, requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	2004	2003
Raytheon Stock Fund**	$1,881,301,235	$1,432,305,192
Fidelity Equity Income Fund	913,449,216	870,346,632
S&P 500 Index Fund	709,817,728	643,579,947
State Street Bank and Trust GIC	555,996,973	537,309,452
Fidelity Magellan Fund	488,925,080	512,779,569
Fidelity Balanced Fund	464,118,221	424,999,146
Chase Manhattan Bank GIC	459,252,992	446,004,807
AIG/Westdeutche Landesbank ACT GIC	459,251,821	446,003,388
Fidelity Blue Chip Fund	426,267,947	416,539,334
**Amount is made up of both participant and non-participant directed amounts.

During the year ended December 31, 2004 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $799,514,560 as follows:

Registered investment companies	293,210,879
Common collective trusts	76,203,232
Raytheon Company common stock	416,449,289
Common stock	(2,388,166)
Other investments	16,039,326

$799,514,560

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2004	2003
Net assets
Raytheon Company common stock	$942,907,603	$748,218,900
Cash and cash equivalents	10,462,336	7,387,776

	$953,369,939	$755,606,676

2004
Changes in net assets
Contributions	$203,553,045
Dividends	24,862,266
Net appreciation of investments	175,299,597
Distribution to participants	(51,438,374)
Administrative expenses	(274,198)
Net transfers to other investments	(154,239,073)

$197,763,263

5.	Investment Contracts

The Plan invests in benefit-responsive synthetic guaranteed investment contracts (“GICs”) with financial institutions. The contracts are included in the financial statements at contract values, as reported to the Plan by the financial institutions. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Income from GICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with limited restrictions related to the transfer of funds into a competing fund investment option. In determining that contract value approximates fair value, the Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security.

Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan, that also contain a third party issued benefit-responsive wrapper contract that guarantees that participant transactions are executed at contract value. Individual assets of the synthetic GICs are valued based on the policy in Note 2. The value of the wrapper is the difference between the fair value of the underlying assets and the contract value. At December 31, 2004, the value of the wrappers was $(55,561,393).

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

The crediting interest rates are adjusted quarterly to reflect the experienced and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	Average Yield	Crediting Interest Rate
For the year ended December 31, 2004
Chase Manhattan Bank (429666)	4.86%	5.00%
State Street Bank and Trust (99054)	4.88%	5.01%
AIG (541687)	4.86%	5.00%
UBS Warburg (3088)	4.85%	4.99%

For the year ended December 31, 2003
Chase Manhattan Bank (429666)	5.14%	4.91%
State Street Bank and Trust (99054)	5.15%	4.92%
Westdeutsche Landesbank (WLB6173)	5.14%	4.91%
UBS Warburg (3088)	5.13%	4.90%

6.	Future Contracts

A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated future exchange.

As described in Note 5, the synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2004 and 2003, the synthetic GICs contained future contracts. The Plan uses fixed income future contracts to manage exposure to the market. Buying futures tends to increase the Plan’s exposure to the underlying instrument. Selling futures tends to decrease plan’s exposure to the underlying instrument held, or hedge the fair value of other fund investments. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures.

Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a future contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”). Pursuant to the future contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the future contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in the realized gains (losses) on future contracts. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income future positions.

Future contracts involve, to varying degrees, credit and market risks. The Plan enters into future contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the future contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

addition, there is the risk that there may not be an exact correlation between a future contract and the underlying index or security.

A summary of the open fixed income futures as of December 31, 2004 and 2003 is presented below:

	Long Contracts				Short Contracts
	2004 Number of Contracts	Aggregate Face Value	2003 Number of Contracts	Aggregate Face Value	2004 Number of Contracts	Aggregate Face Value	2003 Number of Contracts	Aggregate Face Value
90-DAY EURODOLLAR FUTURE EXP MARCH 2005	624	$150,927,113
US TREASURY BOND FUTURE 2005					378	$42,525,000
90-DAY EURODOLLAR FUTURE EXP MARCH 2004			89	$21,977,438
EURODOLLAR FUTURE EXP JUNE 2004			89	21,931,825
US TREASURY BOND FUTURE EXP MARCH 2004							214	$23,392,875
US 20YR TREASURY NOTE FUTURE EXP MARCH 2005					20	2,250,000
US 10YR TREASURY NOTE FUTURE EXP MARCH 2005	1,151	128,840,063
US 10YR TREASURY NOTE FUTURE EXP MARCH 2004			523	58,714,922
US 10YR TREASURY FUTURE EXP MARCH 2005					2	328
US 10YR TREASURY FUTURE EXP MARCH 2004							58	6,511,407
US 5YR TREASURY NOTE FUTURE EXP MARCH 2005	5	547,656			109	11,938,906
US 5YR TREASURY NOTE FUTURE EXP MARCH 2004			632	70,547,000
US 5YR TREASURY FUTURE EXP MARCH 2004							284	31,701,500
US 2YR TREASURY FUTURE EXP MARCH 2005	103	21,588,156
US 2YR TREASURY FUTURE EXP MARCH 2004							33	7,063,547

	1,883	$301,902,988	1,333	$173,171,185	509	$56,714,234	589	$68,669,329

7.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 8, 2003 that the design of the Plan meets the requirements for qualification under Code section

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

401(a), on which the tax exemption of the related trust under section 501(a) is based. The Plan has been amended and restated since receiving the determination letter. The plan administrator and the Company’s benefits counsel believe that the current design and operation of the Plan are consistent with continued qualification of the Plan and exemption of the related trust.

8.	Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of plan termination, after payment of all expenses and proportional adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

9.	Related Party Transactions

The Plan’s trustee is Fidelity Management Trust Company (the “Trustee”). Certain plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions in addition to participant loans qualify as party-in-interest transactions. In addition, Mellon Trust of New England, N.A. (the “Custodian”) serves as custodian for certain assets of the Plan. Certain plan investments are issued by this Custodian and therefore, these transactions qualify as party-in-interest transactions.

In accordance with the provisions of the Plan, the Trustee acts as the Plan’s agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $467,598,998 and sales amounted to $433,264,124 for the year ended December 31, 2004.

10.	Commitments and Contingencies

In May 2003, two purported class action lawsuits were filed on behalf of participants and beneficiaries in the Plan. The two class action complaints were brought pursuant to the Employee Retirement Income Security Act (ERISA). Both lawsuits were substantially similar and were consolidated into a single action in September 2003. In April 2004, a Second Consolidated Amended Complaint was filed on behalf of participants and beneficiaries in the Plan since October 7, 1998. The Consolidated Complaint alleges that the Company, its Pension and Investment Group and its Investment Committee breached ERISA fiduciary duties by failing to (1) prudently and loyally manage plan assets, (2) monitor the Pension and Investment Group and the Investment Committee and provide them with accurate information, (3) provide complete and accurate information to plan participants and beneficiaries, and (4) avoid conflicts of interest. In October 2004, the Company filed a motion to dismiss that is pending with the court.

The Plan has submitted a proof of claim as a member of the plaintiff class in a class action lawsuit filed in 1999 against the Company, certain Company officers and directors, and the Company’s independent auditor, PricewaterhouseCoopers LLP. The complaint alleges that the Company and certain officers and directors made material misrepresentations and omissions regarding certain business transactions. The plaintiff class includes all persons who, with certain exceptions, purchased the Company’s Class A or Class B common stock between October 7, 1998, and October 12, 1999. The parties have reached a tentative settlement agreement which would require the Company to pay the class members $210 million in cash and issue 5-year warrants to purchase Raytheon common stock with a strike price of $37.50 per share

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2004

with a stipulated value upon issuance of $200 million as calculated using the methodologies and criteria set forth in The Stipulation and Settlement Agreement executed by the parties. In addition, PricewaterhouseCoopers LLP would pay the class members $50 million in cash. The Stipulation and Settlement Agreement was approved by the court in December 2004. The settlement will not become final until the court issues an Order and Final Judgment. On November 22, 2004, the Company appointed U.S. Trust Company, N.A. (“US Trust”), as independent fiduciary responsible for representing the interests of the Plan in connection with the proposed settlement and for managing the exercise or other disposition of any warrants received by the Plan in the settlement. US Trust determined that the Plan should participate in the settlement and filed a proof of claim with the Claims Administrator. The Claims Administrator rejected the Plan’s proof of claim, and US Trust has filed a response to that rejection. The amount, if any, of the Plan’s recovery from any final settlement is unknown. The Company has filed an application for a prohibited transaction exemption with the United States Department of Labor with respect to the Plan’s holding and exercise or other disposition of any warrants that are issued to the Plan. The application is pending.

11.	Subsequent Events

Effective January 1, 2005, for most participants the Company matching contribution began to be made in cash and invested based on the investment allocation for employee contributions. In addition, effective January 1, 2005, for most participants the ESOP contribution equal to one half of one percent of participant compensation was eliminated.

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
AOL TIME WARNER INC	AOL TIME WARNER 6.875 5/0		1,138,856
AT&T WIRELESS SVCS INC	AT&T WIRELESS 7.875 3/01/		1,178,617
AT&T BROADBAND	AT&T BROADBAND 8.375 3/15		922,356
ABBEY NATL PLC MTN BOOK E	ABBEY NATL MTN 6.69 10/17		573,961
AEGON NV	AEGON NV GLBL 4.75 6/01/1		847,328
ALLIANCE CAPITAL MGMT LP(	ALLIANCE CAPTL 5.625 8/15		604,586
ALTRIA GROUP 7	ALTRIA GROUP 7 11/04/13		883,092
AMERICA MOVIL SA DE CV	AMERICA MOVIL 4.125 3/1/0		433,460
AMERICA MOVIL SA DE CV	AMERICA MOVIL 5.5 3/1/14		395,162
ARDEN RLTY LTD PARTNERSHI	ARDEN RLTY 8.875 3/01/05		882,879
ARDEN RLTY LTD PARTNERSHI	ARDEN REALTY 5.2 9/01/11		343,018
BRE PROPERTIES INC	BRE PROPERTIES 5.95 3/15/		885,729
BANK OF NEW YORK INC	BONY 3.4/3ML+148 3/15/13		973,738
BELLSOUTH CORP	BELLSOUTH GLBL 4.2 9/15/0		586,528
BELLSOUTH CORP	BELLSOUTH 5.2 9/15/14		1,019,222
BOSTON PPTY	BOSTON PPTY 6.25 1/15/13		1,735,902
BRANDYWIN RLTY	BRANDYWIN RLTY 4.5 11/01/		973,708
BRITISH TELECOMMUNICATION	BRITISH GBL 8.125/8.375 1		876,627
CAMDEN PROPERTY TRUST	CAMDEN PROPERTY 5.875 11/		576,686
CAMDEN PROPERTY TRUST	CAMDEN PROPERTY 4.375 1/1		428,627
CANADIAN OIL	CANADIAN OIL 4.8 8/1 144A		620,602
CAPITAL ONE BANK MTN	CAPITAL ONE MTN 4.875 5/1		980,802
CARRAMERICA REALTY CORP	CARRAMERICA RLTY 3.625 4/		1,065,156
CHASE MANHATTAN CORP	CHASE MAN 7.25 6/01/07		1,082,657
CLEVELAND ELEC	CLEVELAND ELEC 5.65 12/15		663,752
CONSTELATION EC	CONSTELATION EC 6.35 4/01		676,415
CONSTELATION EC	CONSTELATION EC 7 4/01/12		473,038
COOPER CAMERON	COOPER CAMERON 2.65 4/15/		506,388
CAF GLBL	CAF GLBL 6.875% 3/15/12		1,578,924
CODELCO	CODELCO 6.375 11/30/ 144A		921,352
COUNTRYWIDE MTN	COUNTRYWIDE MTN 3.25 5/21		977,827
COUNTRYWIDE MTN	COUNTRYWIDE MTN 4 3/22/11		1,069,486
COX COMMUN	COX COMMUN 7.75 11/01/10		229,099
COX COMM INC	COX COMM INC 6.75 3/15/11		766,496
COX COMMUNICATION	COX COMMUN 4.625 6/01/13		377,863
CREDIT SUISSE	CREDIT SUISSE 4.7 6/01/09		603,693
DTE ENERGY CO	DTE ENERGY CO 7.05 6/01/1		849,262
DAIMLER CHRYSLR	DAIMLER CHRYSLR 4.75 1/15		1,021,352
DEUTSCHE TEL GLB	DEUTSCHE TEL GLB 8 6/15/1		1,304,553

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
DEVELOPERS DIV	DEVELOPERS DIV 4.625 8/01		774,073
DISNEY (WALT) CO	DISNEY (WALT) CO 6.375 3/		556,835
DOMINION RES	DOMINION RES 8.125 6/15/1		353,110
DOMINION RESRCE	DOMINION RESRCE 6.25 6/30		1,916,090
DUKE CAP	DUKE CAP 6.25 2/15/13		2,161,562
DUKE CAP	DUKE CAP 4.37 3/01/09		624,032
EOP OPER	EOP OPER 6.763% 6/15/07		265,948
EOP OPER	EOP OPER 4.65% 10/01/10		753,428
EMPRESA NACL	EMPRESA NACL 6.75 11/15/1		461,499
ENCANA HLDGS	ENCANA HLDGS 5.8 5/1/14		922,166
ENTERPRISE	ENTERPRISE 4.625 10/ 144A		159,749
ENTERPRISE	ENTERPRISE 5.6 10/15 144A		110,976
EXELON CORP	EXELON CORP 6.75% 5/01/11		704,733
FPL GROUP	FPL GROUP 3.25% 4/11/06		265,142
FIRSTENERGY	FIRSTENERGY 5.5% 11/15/06		428,416
FIRSTENERGY	FIRSTENERGY 6.45 11/15/11		135,809
FLEET FINL	FLEET FINL 7.125% 4/15/06		94,194
FORD MTR	FORD MTR CR GLB7.875 6/15		826,320
FORD MTR	FORD MTR CR GLB 7 10/01/1		2,120,264
FRANCE TELECOM	FRANCE TELECOM STEP 3/1/1		1,008,003
GABLES RLT	GABLES RLT LTP 5.75 7/15/		1,172,502
GEN ELEC MTN	GEN ELEC MTN 6.125 2/22/1		1,533,546
GE-CAP GLBL	GE-CAP GLBL 6 6/15/12 DT		2,943,100
GMAC	GMAC 6.875% 9/15/11 GLBL		1,485,950
GM GLBL	GM GLBL 8.375 7/15/33 DT		725,258
GM	GM 8.25% 7/15/23		1,010,422
GOLDMAN SACHS	GOLDMAN SACHS 6.6 1/15/12		837,029
GOLDMAN SACHS	GOLDMAN SACHS GLB 5.7 9/0		636,011
GOLDMAN SACH	GOLDMAN SACH GLB 5.25 10/		1,023,100
GSCO	GSCO 7.2% 11/01/06 144A		1,065,722
HEARST-ARGYLE	HEARST-ARGYLE 7% 11/15/07		534,317
HERITAGE PPTY	HERITAGE PPTY 5.125 4/15/		1,924,816
HOUSEHOLD	HOUSEHOLD 7% 5/15/12		336,883
HOUSEHOLD	HOUSEHOLD MTN 4.125 11/16		1,845,026
HOUSEHOLD INTL	HOUSEHOLD INTL 8.875 2/15		899,796
HUTCHISON	HUTCHISON WH 6.5 2/1 144D		231,704
HUTCHISON	HUTCHISON WH 6.25 1/ 144A		489,692
HUTCHISON	HUTCHISON WH 7.45 11 144H		332,516
INDEPENDENCE COM	INDEPENDENCE COM 3.75 4/1		390,391
INTL LEASE FIN	INTL LEASE FIN 4.375 11/0		751,669
INTL PAPER CO	INTL PAPER CO 4.25 1/15/0		165,604
INTL PAPER CO	INTL PAPER CO 5.5 1/15/14		433,865
JP MORGAN CS GLB	JP MORGAN CS GLB6.75 2/1/		1,949,111
JP MORGAN CHASE	JP MORGAN CHASE 5.75 1/02		529,835
KERR-MCGEE	KERR-MCGEE 6.875 9/15/11		748,840
KEY BK NA	KEY BK NA 7% 2/01/11		562,009

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
KINDER MORGAN	KINDER MORGAN E 7.125 3/1		977,455
KINDER MORGAN	KINDER MORGAN 5.35 8/15/0		460,671
KOREA DEV BK	KOREA DEV BK 5.75 9/10/13		476,844
KOREA DEV BANK	KOREA DEV BANK 3.875 3/02		1,105,480
LEGG MASON	LEGG MASON 6.75 7/02/08		1,257,838
LEHMAN BROS HLD GLBL	LEHMAN BROS HLD GLBL 7 2/		797,589
LIBERTY MEDIA	LIBERTY MEDIA 5.7 5/15/13		555,664
LUBRIZOL	LUBRIZOL 4.625 10/01/09		289,553
LUBRIZOL	LUBRIZOL 5.5 10/01/14		135,796
MBNA CORP	MBNA CORP 7.5% 3/15/12		462,119
MBNA MTN	MBNA MTN 6.125 3/01/13		964,554
*MELLON BANK NA	MELLON BANK NA 7.375 5/15		864,920
MERRILL LYN MTN	MERRILL LYN MTN 4.125 1/1		1,241,801
MERRILL LYNCH CO	MERRILL LYNCH CO 5 1/15/1		488,080
METLIFE INC	METLIFE INC 3.911 5/15/05		878,904
MIDAMERICAN ENR	MIDAMERICAN ENR 4.625 10/		351,186
MIDAMERICAN ENR	MIDAMERICAN ENR 5.875 10/		397,365
MILLER BREWING	MILLER BREWING 4.25 144A		504,546
MONONGAHELA PWR	MONONGAHELA PWR 5 10/01/0		458,127
MORGAN STANLEY	MORGAN STANLEY 4.75 4/01/		1,471,356
NEWS AMER	NEWS AMER 6.625% 1/09/08		1,079,256
NISOURCE FIN	NISOURCE FIN 7.875 11/15/		852,295
NORFOLKS	NORFOLKS 6% 4/30/08		107,060
NORTHROP GRUMM	NORTHROP GRUMM 4.079 11/1		505,053
ONCOR ELEC DLV	ONCOR ELEC DLV 6.375 5/01		551,436
PNCFUND	PNCFUND 5.75% 8/1/06		1,031,860
PEMEX PROJ	PEMEX PROJ 7.875% 2/01/09		561,750
PEMEX PROJ	PEMEX PROJ 7.375 12/15/14		1,667,250
PEMEX PROJ FD	PEMEX PROJ FD 6.125 8/15/		530,000
PENN MUTUAL	PENN MUTUAL 6.65% 6/15/34		809,264
PETRONAS CAP	PETRONAS CAP 7 5/22/ 144A		1,225,716
PRIME PROP	PRIME PROP 6.25 5/15 144A		1,055,943
PRINCIPAL LIFE	PRINCIPAL LIFE 6.25 2/15/		765,178
PRINC LIFE	PRINC LIFE 2.8 6/26/ 144A		486,746
PROGRESS ENERGY	PROGRESS ENERGY 7.1 3/01/		1,815,652
PROLOGIS (REIT)	PROLOGIS (REIT) 5.5 3/01/		450,868
PRUDENTIAL FIN	PRUDENTIAL FIN 4.104 11/1		444,819
PUB SERV CO	PUB SERV CO 5.5% 4/01/14		668,436
ROYAL KPN NV YANK	ROYAL KPN NV YANK 8 10/01		885,254
SBC COMM GLBL	SBC COMM GLBL 5.875 2/01/		1,884,759
SLM CORP	SLM CORP 4% 1/15/09		749,637
ST PAUL COS	ST PAUL COS 8.125 4/15/10		817,581
SCOTLAND INTL	SCOTLAND INTL 4.25 5 144S		1,199,864
SEALED AIR	SEALED AIR 6.95 5/15 144A		390,500
SEALED AIR	SEALED AIR 5.625 7/1 144A		951,757
SIMON PPTY	SIMON PPTY 4.875 8/1 144A		764,460

*	Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
SPIEKER PPTYS	SPIEKER PPTYS LP 7.25 5/0		832,988
SPRINT CAP	SPRINT CAP 8.375 3/15/12		913,607
STATE ST	STATE ST 7.65 6/15/10		587,062
SWISS BK	SWISS BK 6.75% 7/15/05		1,020,423
TELECOM ITAL	TELECOM ITAL 4.95 9/ 144A		347,807
TELEFONICA GLBL	TELEFONICA GLBL 7.75 9/15		463,213
TEXAS EAST	TEXAS EAST 7.3% 12/01/10		580,118
TRAVELERS PPTY	TRAVELERS PPTY 5% 3/15/13		249,254
USBANKNA	USBANKNA 5.7% 12/15/08		2,122,770
UNION PLANTERS	UNION PLANTERS 5.125 6/15		432,179
MEXICO GVT GLB	MEXICO GVT GLB 5.875 1/15		348,330
VERIZON GLBL	VERIZON GLBL 7.25 12/1/10		1,059,760
WACHOVIA	WACHOVIA 4.875 2/15/14		398,671
WASH MUTUAL	WASH MUTUAL 4.625 4/01/14		1,869,084
WELLS FARGO & CO	WELLS FARGO & CO 4 9/10/1		375,740
WILLIAMS COS GLB	WILLIAMS COS GLB 7.5 1/15		538,200
WILLIAMS COS GLB	WILLIAMS COS 7.125 9/01/1		355,063
WISC ENERGY	WISC ENERGY 6.5% 4/01/11		1,767,034
FHLG	FHLG 6.00% 8/26 #G00587		485,138
FHLG	FHLG 6.00% 8/28 #C13910		542,412
FHLG	FHLG 15YR 4.00% 1/20 #TBA		3,905,000
FNMA	FNMA 6.50% 10/21 #254044		97,751
FNMA	FNMA 6.50% 4/32 #254311		298,681
FNMA	FNMA 6.50 10/17 #254563		15,483
FNMA	FNMA 5.00 1/18 #254590		192,482
FNMA	FNMA 5.50 5/18 #254722		4,263,680
FNMA	FNMA 5.50 5/19 #255294		873,282
FNMA	FNMA 15YR 6.00% #313018		2,114,470
FNMA	FNMA 6.50% 1/29 #323621		23,272
FNMA	FNMA 6.50 6/14 #323794		978,927
FNMA	FNMA 6.50 10/10 #326522		88,843
FNMA	FNMA 6.50 5/13 #420033		417,345
FNMA	FNMA 6.50% 4/31 #535889		90,186
FNMA	FNMA 6.50% 12/31 #545333		814,108
FNMA	FNMA 6.50% 12/21 #545419		34,248
FNMA	FNMA 5.50 9/14 #545728		638,793
FNMA	FNMA 6.50% 7/32 #545759		1,338,616
FNMA	FNMA 6.50% 8/32 #545819		98,740
FNMA	FNMA 6.50% 7/32 #545891		2,534,910
FNMA	FNMA 6.50% 1/33 #555254		752,025
FNMA	FNMA 6.50 6/15 #555720		397,246
FNMA	FNMA 6.50% 5/31 #580862		13,713
FNMA	FNMA 6.50% 11/31 #607400		21,243
FNMA	FNMA 6.50% 12/31 #610362		14,618
FNMA	FNMA 15YR 4.50% 1/20 #TBA		2,390,250
FNMA	FNMA 15YR 6.50% 1/20 #TBA		9,626

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
FNMA	FNMA 15YR 5.50% 1/20 #TBA		3,589,281
FNMA	FNMA 6.50% 3/32 #636870		107,810
FNMA	FNMA 6.50% 4/32 #642821		13,518
FNMA	FNMA 6.50% 8/32 #645174		15,077
FNMA	FNMA 6.50% 9/32 #646562		330,343
FNMA	FNMA 5.50 11/17 #650197		28,546
FNMA	FNMA 6.50% 10/32 #662208		29,175
FNMA	FNMA 6.50% 11/32 #671506		144,622
FNMA	FNMA 6.50% 12/32 #675312		60,192
FNMA	FNMA 5.50 1/18 #684247		2,186,833
FNMA	FNMA 5.00 2/18 #703710		728,842
FNMA	FNMA 5.00 6/18 #721630		676,759
FNMA	FNMA 5.50 10/18 #739410		3,648,375
FNMA	FNMA ARM 3.75 9/33 751927		384,266
FNMA	FNMA ARM 3.878 11/ 773202		504,253
CHILE REP	CHILE REP GLB 7.125 1/11/		746,281
CHILE REP	CHILE REP GLB 5.625 7/23/		675,234
ISRAEL GLBL	ISRAEL GLBL 4.625 6/15/13		157,678
KOREA REPUBLIC	KOREA REPUBLIC 4.875 9/22		257,169
MEXICO GOV GLB	MEXICO GOV GLB 6.375 1/16		543,150
FNMA	FNMA ARM 4.437 11/ 806764		1,279,876
GNMA	GNMA 7.00% 8/28 #416611		151,106
GNMA	GNMA 7.00% 8/28 #458917		49,026
GNMA	GNMA 7.00% 2/28 #462548		17,205
GNMA	GNMA 7.00% 7/28 #462643		757,286
GNMA	GNMA 7.00% 2/28 #468709		52,300
GNMA	GNMA 7.00% 10/28 #481353		265,537
GNMA	GNMA 8.00% 4/30 #519225		6,538
GNMA	GNMA 8.00% 8/30 #536951		183,156
GNMA	GNMA 7.00% 5/32 #552576		253,038
GNMA	GNMA 8.00% 11/29 #186997		49,398
FHLMC	FHLMC 5% 1/30/14-07		1,580,427
FHLMC	FHLMC 6.625% 9/15/09		7,716,553
FHLMC	FHLMC 5.875% 3/21/11 SUBS		286,107
FHLMC	FHLMC 3.625% 9/15/08		905,311
FHLMC	FHLMC 2.875% 5/15/07		1,266,941
FHLMC	FHLMC 5% 7/15/14		1,100,074
FNMA	FNMA 6.25% 2/01/11 SUBS		8,803,409
FNMA	FNMA 5.5% 3/15/11		2,385,981
FNMA	FNMA 3.25% 8/15/08		7,795,878
FNMA	FNMA 2.5% 6/15/06		4,212,481
USTN TII	USTN TII 2% 1/15/14		8,553,074
USTN TII	USTN TII .875% 4/15/10		7,981,680
ASSET SECURITIZATION CORP	ASC 95-MD4 ACS2 CSTR 8/29		702,962
BANC AMERICA COML MTG INC	BACM 03-2 XP CSTR 3/41		212,970
BAYC	BAYC 04-1 IO 1.25% 4/34		380,074

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
BEAR STEARNS COMRCIAL MRT	BSCMS 03-PWR2 X2 CSTR 5/3		245,771
BEAR STEARNS COMRCIAL MRT	BSCMS 2003-T12 X2 8/13/39		229,235
CDCMT	CDCMT 02-FX1 XCL CSTR 5/3		398,793
COMM	COMM 04-LBN2 X2 CSTR 3/39		58,908
COMM	COMM 04-CNL X1 CSTR 9/14		195,832
CSFB	CSFB 01-CKN5 AX CSTR 9/34		525,710
CSFB	CSFB 03-C4 ASP CSTR 8/36		147,060
CSFB	CSFB 04-C1 ASP CSTR 1/37		272,160
GMACC	GMACC 03-C3 X2 CSTR 12/38		254,613
GMACC	GMACC 04-C3 X2 CSTR 12/41		137,076
GMSMS	GSMS 04-C1 X2 CSTR 10/28		182,671
GCCFC	GCCFC 03-C1 XP CSTR 7/35		427,780
GCCFC	GCCFC 03-C2 XP CSTR 1/36		409,392
JPMCC	JPMCC 04-C1 X2 CSTR 1/38		78,192
JPMCC	JPMCC 04-CB8 X2 CSTR 1/39		106,364
LBUBS	LBUBS 04-C2 XCP 1.4108 3/		226,170
MLCC	MLCC 03-E XA1 CSTR 10/28		94,253
MLCC	MLCC 03-G XA1 1% 1/25/29		80,552
MLCC	MLCC 03-H XA1 1% 1/29		74,855
MSC	MSC 03-IQ5 CSTR 4/38		178,448
MSC	MSC 03-IQ6 X2 .759% 12/41		203,330
NCSLT	NCSLT 04-1 AIO-1 7.87 6/1		226,899
SMF	SMF 03-A AX1 .8% 10/08		168,891
WBCMT	WBCMT 03-C8 XP CSTR 11/35		154,496
WBCMT	WBCMT 03-C9 XP CSTR 12/35		88,419
NCSLT	NCSLT 04-2 AIO 9.75 10/14		318,362
AESOP FUNDING II LLC	AESOP 02-1A A1 3.85 10/06		1,005,831
ACCR	ACCR 03-2 A1 4.23% 10/33		668,653
ACE	ACE 03-HE1 A2 1ML+0 11/23		364,308
AMRT	ARMT 04-1 9A2 1ML+40 1/34		515,282
AMXCA	AMXCA 04-C C 1ML+50 2/12		1,001,465
AMERICREDIT AUTO RECEIV T	AMCAR 01-B A4 5.37 6/08		969,515
AMERICREDIT AUTO RECEIV T	AMCAR 04-1 A3 3.22% 7/08		304,106
AMERICREDIT AUTO RECEIV T	AMCAR 04-1 B 3.7 1/09		49,952
AMERICREDIT AUTO RECEIV T	AMCAR 04-1 C 4.22% 7/09		55,214
AMERICREDIT AUTO RECEIV T	AMCAR 04-1 D 5.07% 7/10		396,136
AMSI	AMSI 03-3 M1 1ML+80 3/33		492,910
ARSI	ARSI 04-W7 M1 1ML+55 5/34		295,005
ARSI	ARSI 04-W7 M2 1ML+60 5/34		240,004
ASSET BKD SEC CORP HM EQ	ABSHE 03-HE2 A2 1ML+38 4/		137,809
ASSET BKD SEC CORP HM EQ	ABSHE 03-HE7 A3 1ML+36 12		599,618
BALL	BALL 03-BBA2 A3 1ML+32 11		445,812
BALL	BALL 03-BBA2 C 1ML+47 11/		90,506
BALL	BALL 03-BBA2 D 1ML+55 11/		140,973
BALL	BALL 03-BBA2 F 1ML+90 11/		100,853
BALL	BALL 03-BBA2 H 1ML+140 11		90,774

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
BALL	BALL 03-BBA2 J 1ML+195 11		95,881
BALL	BALL 03-BBA2 K 1ML+260 11		85,867
BANC AMERICA COML MTG INC	BACM 04-2 A3 4.05% 11/38		2,378,939
BANC AMERICA COML MTG INC	BACM 04-4 A3 4.128% 7/42		444,821
BOIT	BOIT 02-B1 B1 1ML+38 12/0		396,868
BOIT	BOIT 02-C1 C1 1ML+96 12/0		572,488
BOIT	BOIT 04-B2 B2 4.37% 4/12		1,313,071
BAYVIEW FINANCIAL MTG LN	BAYV 03-F A 1ML+50 9/43		721,589
BAYC	BAYC 04-1 A 1ML+36 4/34		556,180
BAYC	BAYC 04-1 M-1 1ML+56 4/34		92,809
BAYC	BAYC 04-1 B 1ML+190 4/34		92,824
BAYC	BAYC 04-2 A1 1ML+43 8/34		489,291
BAYC	BAYC 04-2 M1 1ML+58 8/34		159,630
BAYC	BAYC 04-3 A1 1ML+37 1/35		499,143
BAYC	BAYC 04-3 A2 1ML+42 1/35		49,914
BAYC	BAYC 04-3 M1 1ML+50 1/35		99,829
BAYC	BAYC 04-3 M2 1ML+100 1/35		49,914
BAYVIEW FINANCIAL MTG LN	BAYV 04-A A 1ML+45 2/44		602,013
BEAR STEARNS COMRCIAL MRT	BSCMS 04-ESA A2 1ML+34 5/		466,295
BEAR STEARNS COMRCIAL MRT	BSCMS 04-ESA C 4.937 5/16		40,899
BEAR STEARNS COMRCIAL MRT	BSCMS 04-ESA D 4.986 5/16		102,323
BEAR STEARNS COMRCIAL MRT	BSCMS 04-ESA E 5.064 5/16		311,346
BEAR STEARNS COMRCIAL MRT	BSCMS 04-ESA F 5.182 5/16		76,557
BEAR STEARNS COMRCIAL MRT	BSCMS 04-PWR5 A2 4.254 7/		416,232
CDCMT	CDC 04-HE2 M2 1ML+120 7/3		170,003
COMM	COMM 03-FL9 B 1ML+50 11/1		764,415
CSFB NIMS TR	HEAT 03-2 A NIM18 8% 9/33		21,082
CSFB NIMS TR	HEAT 03-5N A 7.5% 1/34		9,549
CAPITAL ONE AUTO FIN TR	COAFT 02-A A4 4.79% 1/09		3,029,327
CAPITAL ONE AUTO FIN TR	COAFT 02-C A4A 3.44 6/09		2,004,830
COMET	COMET 02-B1 B1 1ML+68 7/0		1,047,815
COMET	COMET 03-2B 3.5% 2/09		605,297
COMET	COMET 03-B4 B4 1ML 7/11		605,842
COMET	COMET 04-B6 B6 4.155 7/12		749,198
CHASE COMMERCIAL MTGE SEC	CCMSC 99-2 A1 7.032 1/32		395,703
CHASE CR CARD OWNER TR	CHAMT 03-6 B 1ML+35 2/11		891,953
CITIBANK CR CARD ISSUANCE	CCCIT 02-C1 C1 3ML+99 2/0		1,266,682
CITIBANK CR CARD ISSUANCE	CCCIT 03-C1 C1 3ML+110 4/		1,530,882
COMM	COMM 00-FL3A C 1ML+76 11/		20,913
COMM	COMM 99-1 A2 6.455 5/32		637,819
COMM	COMM 04-CNL B 1ML+40 9/14		130,110
COMM	COMM 04-CNL D 1ML+64 9/14		40,027
COMM	COMM 04-CNL E 1ML+70 9/14		55,074
COMM	COMM 04-CNL F 1ML+80 9/14		45,068
COMM	COMM 04-CNL G 1ML+98 9/14		100,168
COMM	COMM 04-CNL H 1ML+108 9/1		105,176

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
COMM	COMM 04-CNL J 1ML+160 9/1		35,058
COMM	COMM 04-CNL K 1ML+200 9/1		55,091
COMM	COMM 04-CNL L 1ML+220 9/1		45,000
COMM	COMM 04-HTL1 B 1ML+45 7/1		40,059
COMM	COMM 04-HTL1 D 1ML+55 7/1		95,047
COMM	COMM 04-HTL1 E 1ML+75 7/1		70,063
COMM	COMM 04-HTL1 F 1ML+80 7/1		70,093
COMM	COMM 04-HTL1 H 1ML+130 7/		210,346
COMM	COMM 04-HTL1 J 1ML+145 7/		80,132
COMM	COMM 04-HTL1 K 1ML+235 7/		90,000
CMAT	CMAT 99-C2 A1 7.285 11/32		1,022,200
CMAT	CMAT 99-C2 A2 CSTR 11/32		622,391
CRC	CRC 99-ABC1 A 6.74 1/09		472,592
CSFB	CSFB 97-C2 A2 6.52 1/35		59,880
CSFB	CSFB 98-C1 A1B 6.48% 5/40		1,072,381
CSFB	CSFB 98-C1 C 6.78 5/40		1,095,557
CSFB	CSFB 99-C1 A2 7.29 9/41		1,644,646
HEAT	HEAT 03-2 A2 1ML+38 8/33		71,752
HEAT	HEAT 03-2 M1 1ML+88 8/33		237,969
CSFB	CSFB 02-TFLA C 1ML+56 11/		306,256
CSFB	CSFB 03-TFLA F CSTR 4/13		361,625
CSFB	CSFB 03-TFLA G CSTR 4/13		170,129
CSFB	CSFB 03-TF2A A2 1ML+32 11		1,001,488
CSFB	CSFB 03-TF2A C 1ML+55 11/		100,307
CSFB	CSFB 03-TF2A E 1ML+95 11/		80,729
CSFB	CSFB 03-TF2A H 1ML+190 11		95,603
CSFB	CSFB 03-TF2A K 1ML+325 11		146,271
CSFB	CSFB 04-AR3 6A2 1ML+37 4/		301,946
CSFB	CSFB 04-AR5 11A2 1ML+37 6		346,405
CSFB	CSFB 04-AR6 9A2 1ML+37 10		425,824
CSFB	CSFB 04-FRE1 A2 1ML+35 4/		428,028
CSFB	CSFB 04-HC1 A2 1ML+50 12/		105,003
CSFB	CSFB 04-HC1 B 1ML+75 12/2		280,007
DELTA	DELTA AIR 00-1A2 7.57 11/		128,233
DCMT	DCMT 03-4 B1 1ML+33 5/11		693,678
EQ	EQ 174 A1 7.24 5/06		523,689
FHR	FHR 2368 PQ 6.5 8/30		64,014
FHR	FHR 2425 JH 6% 3/17		404,760
FHR	FHR 2435 GD 6.5% 2/30		159,533
FHR	FNR 94-63 PH 7 6/23		59,658
FHR	FNR 02-73 QC 5.5 1/26		1,253,238
FHR	FHR 2489 PD 6 2/31		783,939
FHR	FHR 2516 AH 5% 1/16		180,552
FHR	FHR 2702 WB 5% 4/17		748,432
FMIC	FMIC 03-1 M1 1ML+68 11/33		100,963
FMIC	FMIC 03-1 M2 1ML+175 11/3		102,570

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
FULB	FULB 97-C2 A3 6.65 11/29		357,854
FUSAM	FUSAM 01-3 C 1ML+105 11/0		1,032,207
FORDO	FORDO 02-D A3A 2.68 2/06		486,902
GGP	GGP 1 A2 6.602 11/07		1,331,096
FHLT	FHLT 04-A M1 1ML+55 1/34		375,006
FHLT	FHLT 04-A M2 1ML+115 1/34		425,007
GGPMP	GGPMP 01-C1A A2 5.007 11/		403,317
GMACC	GMACC 97-C2 A3 6.566 4/29		440,149
GMACC	GMACC 04-C2 A2 CSTR 8/38		290,955
GMACC	GMACC 00-C1 A2 7.724 3/33		1,498,710
GSMS	GSMS 01-LIBA A2 6.615 2/1		726,898
GSMS	GSMS 01-LIBA C 6.733 2/16		302,341
GSMS	GSMS 03-C1 A2A 3.59% 1/40		706,697
GSMS	GSMS 04-C1 A1 3.659 10/28		1,325,313
GSAMP	GSAMP 02-HE M1 1ML+125 11		307,832
GSAMP	GSAMP 04-RENIM 5.5% 11/32		116,019
GECMC	GECMC 04-C2 A2 4.119 3/40		373,041
GECMC	GECMC 04-C3 A2 4.433 7/39		607,593
GNR	GNR 02-35 C CSTR 10/23		144,310
GNR	GNR 03-87 CSTR 8/32		522,016
GNR	GNR 03-47 C 4.227 10/27		978,689
GNR	GNR 02-47 VA 6.5% 4/13		494,017
GCCFC	GCCFC 04-GG1 A4 4.755 6/3		679,795
HFCMC	HFCMC 00-PH1 A1 7.715 1/3		740,117
HHPT	HHPT 00-HLTA A1 7.055 10/		990,189
HMPT	HMPT 99-HMTA D 7.97 8/15		158,560
HFCMC	HFCHC 03-1 M 1ML+63 10/32		112,333
HFCMC	HFCHC 03-2 M 1ML+58 9/33		170,922
HFCMC	HFCHC 04-1 M 1ML+52 9/33		286,820
JPMCC	JPMCC 04-CB8 A2 3.837 1/3		1,000,709
JPMCC	JPMCC 04-CB9 A2 CSTR 6/41		2,018,971
LBUBS	LBUBS 00-C3 A2 7.95 1/10		754,695
LBUBS	LBUBS 00-C5 A2 6.51 12/26		1,533,677
LBUBS	LBUBS 04-C6 A2 4.187 8/29		477,103
LBUBS	LBUBS 03-C3 A2 3.086 5/27		579,991
LBFRC	LBFRC 03-LLFA J 1ML+205 1		437,275
MBNAS	MBNAS 02-B4 B4 1ML+50 3/1		378,269
MBNAS	MBNAS 03-B2 B2 1ML+39 10/		110,719
MBNAS	MBNAS 03-B3 B3 1ML+37.5 1		577,514
MBNAS	MBNAS 03-B5 B5 1ML+37 2/1		897,014
MSSTR	MSSTR 04-1 1A1 CSTR 8/17		611,821
MLMI	MLMI 03-HE1 M1 1ML+70 7/3		206,211
MLMI	MLMI 03-OPT1 M1 1ML+65 7/		437,830
MLMT	MLMT 04-MKB1 A2 4.353 2/4		1,322,343
MLMT	MLMT 04-KEY2 A2 4.166 8/3		836,882
MSC	MSC 97-XL1 A1 6.59 10/30		83,100

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
MSC	MSC 98-HF2 A2 6.48 11/30		398,283
MSAC	MSAC 02-NC6 M2 1ML+210 11		242,256
MSAC	MSAC 03-NC7 M1 1ML+70 6/3		175,796
MSAC	MSAC 03-NC7 M2 1ML+185 6/		101,705
MSDWC	MSDWC 03-NC2 M2 1ML+200 2		260,871
MSDWC	MSDWC 01-NC4 M1 1ML+100 1		405,371
MSDWC	MSDWC 02-NC5 M3 1ML+180 1		91,844
MCFI	MCFI 98-MC2 A2 6.423 6/30		524,780
NCHET	NCHET 03-2 A2 1ML 1/33		201,902
NALT	NALT 03-A A3B 2.57% 6/09		859,889
PCCMT	PCCMT 00-1 A 6.7 10/09		1,545,623
RAMP	RAMP 03-SL1 3A1 7.125 4/3		590,223
RFSC	RFSC 03-RP2 A1 1ML+45 9/3		520,891
RAMP	RAMP 04-SL2 A1I 6.5 10/16		136,939
SBM7	SBM7 00-C3 A2 6.592 12/33		751,507
SBM7	SBM7 03-UP1 A 3.45% 4/32		347,485
SEMT	SEMT 04-10 A4 6ML+34 11/3		1,036,524
TMTS	TMTS 03-4HE A 1ML+43 9/34		438,489
TMTS	TMTS 04-1HE A 1ML+51 2/35		338,314
TAROT	TAROT 02-A A4 3.24 8/09		780,488
TRIZE	TRIZE 01-TZHA C3 6.522 3/		1,089,831
WESTO	WESTO 04-3 A4 3.93% 2/12		797,550
WESTO	WESTO 04-3 D 4.07% 2/12		467,247
WBCMT	WBCMT 03-C8 A3 4.445 11/3		1,004,084
WAMMS	WAMMS 03-MS9 2A1 7.5 12/3		144,470
WAMMS	WAMMS 04-RA2 2A 7% 7/33		229,901
USTB	USTB 12% 8/15/13 C08		11,180,583
USTB	USTB 4.75% 5/15/14		10,004,246
USTN	USTN 4% 11/15/12		998,320
USTN	USTN 3.125% 4/15/09		12,760,624
USTN	USTN 3.125% 5/15/07		29,614,948
RAS LAF YANK	RAS LAF YANK8.294 3/ 144A		945,270
SCOTLAND INTL	SCOTLAND INTL 7.7 8/15/10		578,824
STATE STREET	STATE STREET CD 3ML-3 12/		674,730
STI	STI CD 4.415% 6/15/09		420,000

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
AIG SUNAMERICA	AIG SUNAMERICA 5.1 1 144A		1,288,863
ASIF GLOBAL	ASIF GLOBAL XXIII 3.9 10/		849,624
AT&T BROADBAND	AT&T BROADBAND 8.375 3/15		258,950
AMER EXPRESS MTN	AMER EXPRESS MTN 1ML+8 11		1,199,495
AMERICAN EXPRESS CENT BK	AMEX CENTURION 4.375 7/30		457,166
AMERICAN GENERAL FINANCE	AGFC 5.875% 12/15/05		1,383,325
AMERICAN HONDA FINANCE MT	AMER HOND MED 4.5 5/ 144A		630,750
ANTHEM INC	ANTHEM INC 3.5 9/1/07		208,836
ARCHSTONE SMITH	ARCHSTONE SMIT 3% 6/15/08		448,794
ARCHSTONE SMITH TR (REIT)	ARCHSTONE SMITH TR 5 8/15		185,013
ASIF GLBAL	ASIF GLBAL 3.85 11/2 144A		557,120
ASPEN INSURANCE	ASPEN INS HLDG 6 8/1 144A		930,829
ASSOCIATES CORP OF NO AME	ASSOC-NA GLBL 6.25 11/01/		840,097
AVALONBAY COMMTYS INC MTN	AVALONBAY COMM MTN 5 8/01		431,184
AVALONBAY COMMTYS INC MTN	AVALONBAY COM MTN6.125 11		269,002
BANK OF AMERICA CORPORATI	BANKAMER 7.8 2/15/10 GLBL		447,717
BANK OF AMERICA CORPORATI	BANKAMER GLBL 3.875 1/15/		498,861
BANK OF AMERICA CORPORATI	BANKAMER 3.25% 8/15/08		1,965,890
BANK ONE CORP	BANKONE 2.625% 6/30/08		312,033
BANK ONE NA CHICAGO MTN B	BANK ONE 3.7% 1/15/08		1,175,016
BANKBOSTON NA MT SUB BK N	BNKBOSTON 6.375% 4/15/08		404,299
BERKSHIRE HAT	BERKSHIRE HAT 3.4 7/ 144A		608,558
BOSTON SCIENTIFIC CORP	BOSTON SCIENTIFIC 5.45 6/		233,740
BURLINGTON NORTHERN SANTE	BURLINGTON NO 7.875 4/15/		1,200,196
CPG PARTNERS LP	CPG PARTNERS LP 3.5 3/15/		721,871
CVS CORP	CVS CORP 4% 9/15/09		378,214
CADBURY SCHWP	CADBURY SCHWP 3.875 144A		303,931
CANADIAN NATIONAL RAILWAY	CANADIAN NATL RAIL 4.25 8		589,653
CARRAMERICA	CARRAMERICA 5.125 9/1/11		418,030
CHEMICAL BANK NEW YORK	CHEMICAL BANK 6.7 8/15/08		601,608
CITIGROUP INC	CITIGROUP GLBL6.2 3/15/09		119,553
CITIGROUP INC	CITIGROUP 5.75% 5/10/06		516,328
CITIGROUP INC	CITIGROUP GLBL 5% 3/06/07		1,057,922
CITIGROUP INC	CITIGROUP 3.5% 2/01/08		647,102
CITIGROUP INC	CITIGROUP GLBL 3.625 2/09		2,062,164
CITICORP	CITICORP 7.75% 6/15/06		929,164
COMCAST CORP	COMCAST CORP 5.5% 3/15/11		31,709
CONOCO FNDNG GLB	CONOCO FNDNG GLB5.45 10/1		481,580
CONS NATURAL	CONS NATURAL 5.375 11/01/		1,239,452
CONTL CAB	CONTL CAB 8.3% 5/15/06		3,659,655
COX COMMUN	COX COMMUN 4.625 6/01/13		382,646
COX COMM	COX COMM 4.625 1/15/ 144A		124,712
DAIMLERC FRN	DAIMLERC FRN 9/10/07 SER		275,000
DAIMLER CHRYSLR	DAIMLER CHRYSLR 4.75 1/15		97,028
DEPFA ACS	DEPFA ACS 3.625 10/2 144A		1,473,894
DEUTSCHE TEL GLB	DEUTSCHE TEL GLB8.25 6/15		1,253,547

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
DEVON FING	DEVON FING 6.875 9/30/11		113,256
DIAGEO CAP GLBL	DIAGEO CAP GLBL 3.375 3/2		376,400
DISNEY (WALT)GLBL	DISNEY (WALT)GLBL 6.2 6/2		138,373
DOMINION RES	DOMINION RES 3.66 11/15/0		50,086
DOMINION RES DE	DOMINION RES DE 5.7 9/17/		449,992
EOP OPER	EOP OPER 7% 7/15/11		422,904
EOP OPER	EOP OPER 4.75% 3/15/14		232,169
EOP OPER	EOP OPER 4.65% 10/01/10		356,622
ERP OPERAT LP	ERP OPERAT LP 6.95 3/02/1		926,293
ERP OPERAT LP	ERP OPERAT LP 5.2 4/01/13		382,712
EKSPORTFINA MTN GBL	EKSPORTFINA MTN GBL 4.375		2,440,490
ENCANA CORP	ENCANA CORP 4.75 10/15/13		719,458
ENCANA CORP	ENCANA CORP 4.6% 8/15/09		50,940
FHLMC	FHLMC 3.01% 4/19/2007		4,831,149
FED DEPT ST DEL	FED DEPT ST DEL 6.625 9/0		628,616
FIRST DATA	FIRST DATA 3.9 10/1/09		697,335
FUNION	FUNION 6.625% 7/15/05		662,511
FIRSTAR BNK GLBL	FIRSTAR BNK GLBL 7.8 7/05		383,540
FLTBOSFI	FLTBOSFI 3.85% 2/15/08		231,067
GECAP MED 3ML	GECAP MED 3ML+10 7/28/08		2,151,853
GE CAP MED	GE CAP MED 3.6% 10/15/08		637,950
GE CAP MTN A	GE CAP MTN A 4.375 11/21/		218,694
GECAP GLBL MTN	GECAP GLBL MTN 4.25 1/15/		3,636,682
GENERAL MI	GENERAL MI 5.125% 2/15/07		2,258,777
GMAC	GMAC 6.875% 9/15/11 GLBL		384,297
GMAC	GMAC 5.625% 5/15/09		1,395,050
GOLDMAN SACHS	GOLDMAN SACHS 6.875 1/15/		908,183
HBOS PLC MTN	HBOS PLC MTN 3.75 9/ 144A		454,242
HSBC BK GLBL MTN	HSBC BK GLBL MTN 3ML+7 9/		1,975,837
HOUSEHOLD	HOUSEHOLD 6.375% 10/15/11		2,357,885
HOUSEHOLD	HOUSEHOLD 7% 5/15/12		228,395
HUNTINGTON NATL MTN	HUNTINGTON NATL MTN 2.75		246,904
JP MORGAN CHASE	JP MORGAN CHASE 4% 2/1/08		895,898
KROGER	KROGER 6.8% 4/01/11		1,256,568
GMAC GLBL	GMAC GLBL 6.75 12/01/14 E		325,444
LEHM HLD	LEHM HLD 6.625% 2/05/06		414,343
LEHMAN BROS HLD GLBL	LEHMAN BROS HLD GLBL 7 2/		207,592
LENFEST COM	LENFEST COM 7.625 2/15/08		319,583
LORAL CORP	LORAL CORP 7% 9/15/23		455,629
MCI INC	MCI INC 5.908% 5/01/07		85,075
MCI INC	MCI INC 6.688% 5/01/09		60,030
BRITISH COLUMBIA PROVINCE	BRITISH COL 5.375 10/29/0		757,578
MARSH & MCL	MARSH & MCL 3ML+14 7/13/0		478,749
MARSH & MCLEN	MARSH & MCLEN 5.375 7/15/		170,986
MASSMUTUAL MTN	MASSMUTUAL MTN 2.55 144A		609,403
MERCK & CO	MERCK & CO 5.25 7/01/06		261,366

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
MERCK	MERCK 4.375% 2/15/13		458,656
MERCK	MERCK 2.5% 3/30/07		375,832
MET LIFE GBL	MET LIFE GBL 4.25 7/ 144A		377,460
MONUMENT GLBAL	MONUMENT GLBAL 4.375 144A		351,471
MORGAN JP & CO	MORGAN JP & CO 6.25 2/15/		742,506
NATIONAL CY MED	NATIONAL CY MED 3ML+12 6/		1,174,234
NATIONAL CITY	NATIONAL CITY 3.375 10/15		422,679
NATIONWIDE MTN	NATIONWIDE MTN 2.625 144A		662,717
NY LIFE GLBL	NY LIFE GLBL MTN 3.875 1/		795,625
NEWS AMERICA	NEWS AMERICA 5.3 12/ 144A		860,029
NISOURCE FIN	NISOURCE FIN 3ML+57 11/23		798,889
NORTHROP GLBL	NORTHROP GLBL 7.125 2/15/		327,070
NORTHROP GRUMM	NORTHROP GRUMM 4.079 11/1		474,749
OCCIDENTAL PET	OCCIDENTAL PET 5.875 1/15		250,954
OCCIDENTAL PET	OCCIDENTAL PET 6.75 1/15/		340,551
OCEAN ENERGY	OCEAN ENERGY 4.375 10/01/		466,723
ONTARIO HYDRO	ONTARIO HYDRO 6.1 1/30/08		406,836
PECO ENERGY CO	PECO ENERGY CO 5.95 11/01		1,239,096
PANHANDLE	PANHANDLE 2.75% 3/15/07		675,630
PROTECTIVE	PROTECTIVE MTN 3.7 11/08		548,386
PRUDENTIAL	PRUDENTIAL MTN 6.6 5 144P		622,296
ROUSE CO	ROUSE CO 3.625% 3/15/09		589,215
SBC COMM GLBL	SBC COMM GLBL 5.875 2/01/		425,417
SBC COMM GLBL	SBC COMM GLBL 4.125 9/15/		643,823
SLM MTN	SLM MTN 5.125 8/27/12		616,901
SLM	SLM MTN 3.625 3/17/08		1,676,910
SP POWERASSET	SP POWERASSET 3.8 10 144S		999,361
SIMON PROP	SIMON PROP 5.45 3/15/13		288,473
SUNTRUST	SUNTRUST 3.625% 10/15/07		518,782
SUNTRUST BKS	SUNTRUST BKS 4 10/15/08		358,272
SWEDISH EXP GLBL	SWEDISH EXP GLBL 3.5 1/15		2,148,390
TIAA GLOBAL	TIAA GLOBAL 3.875 1/ 144A		1,207,440
TXU	TXU 4.8 11/15/09 144A		800,000
TELECOMMUN	TELECOMMUN 7.875 8/01/13		119,899
TELECOM ITALIA	TELECOM ITALIA 4 1/1 144A		568,683
TELECOM ITAL	TELECOM ITAL 4.95 9/ 144A		416,389
TELEFONICA GLBL	TELEFONICA GLBL 7.75 9/15		967,469
TELUS CORP	TELUS CORP 7.5% 6/01/07		977,850
TEXACO CAPITAL	TEXACO CAPITAL 8.625 6/30		547,889
TEXAS EAST	TEXAS EAST 5.25% 7/15/07		537,841
TIME WARNER COS	TIME WARNER COS 7.57 2/24		711,694
TOSCO CORP	TOSCO CORP 7.625% 5/15/06		661,463
TOSCO	TOSCO 7.25% 1/01/07		186,685
US BANK NA	US BANK NA MTN 2.4 3/12/0		907,714
US BANK NA	US BANK NA 6.3% 7/15/08		476,294
US CENTRAL CR UN	US CENTRAL CR UN 2.75 5/3		982,410

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
UPAC	UPAC 6.7% 12/01/06		623,730
US BANCORP	US BANCORP MTN 3.95 8/23/		938,936
UNITEDHEALTH	UNITEDHEALTH 3.375 8/15/0		218,314
VERIZON NJ GLBL	VERIZON NJ GLBL 5.875 1/1		1,769,006
VODAFONE GROUP	VODAFONE GROUP 3.95 1/30/		1,067,385
WACHOVIA	WACHOVIA 5.625 12/15/08		755,488
WACHOVIA CORP	WACHOVIA CORP 3.5 8/15/08		326,699
WACHOVIA	WACHOVIA 3.625 2/17/09		266,891
WASH MUTUAL FIN	WASH MUTUAL FIN 6.25 5/15		439,807
WELLS FARGO CO	WELLS FARGO CO 3.12 8/15/		710,397
WELLS FARGO GLB	WELLS FARGO GLB 5.25 12/0		835,829
WELLS FARGO CO	WELLS FARGO CO 3ML+10 9/1		1,043,511
WELLS FARGO	WELLS FARGO 3ML+6 9/28/07		450,079
WELLS FARGO	WELLS FARGO 4.2% 1/15/10		1,857,518
WYETH	WYETH 5.5% 2/01/14		770,768
FNMA	FNMA 6.00 4/08 #251725		406,052
FNMA	FNMA 6.00% 7/08 #426525		285,489
FNMA	FNMA ARM 3.841 4/2 556945		1,015,921
FNMA	FNMA ARM 4.085 10/ 556946		156,237
FNMA	FNMA ARM 3.592 4/1 556948		664,088
FNMA	FNMA 6.00 12/16 #620961		20,966
FNMA	FNMA ARM 4.02 4/34 766924		2,923,568
QUEBEC PROV	QUEBEC PROV MTN 6.35 1/30		1,594,528
US TRREASURY	UST 5YR FUT MAR05 FVH5		—
CHICAGO BOARD OF TRADE	UST 10YR FUT MAR05 TYH5 G		—
CHICAGO BOARD OF TRADE	UST 20YR FUT MAR05 USH5 G		—
CHICAGO BOARD OF TRADE	UST 2YR FUT MAR05 TUH5 GS		—
GNMA	GNMA 6.50 7/09 #780470		392,508
GNII	GNII 0.00% 10/34 #081113		3,167,096
FHLMC	FHLMC 4.75% 10/11/12		1,697,880
FHLMC	FHLMC 3.5% 4/01/08-05		1,411,933
FHLMC	FHLMC 3.875% 1/12/09-1/06		5,208,421
FHLMC	FHLMC 3.75% 2/27/09		624,321
FHLMC	FHLMC GLBL 5% 10/27/14		1,184,784
FHLB	FHLB 2.125% 11/15/05		5,264,050
FNMA	FNMA 6.625% 9/15/09		3,589,785
FNMA	FNMA 7.25% 1/15/10		1,815,896
FNMA	FNMA 7.125% 6/15/10		4,499,987
FNMA	FNMA 6% 5/15/11		1,688,802
FNMA	FNMA 4.75% 2/21/13		5,765,020
FANNIE MAE GLBL	FANNIE MAE GLBL 1.75 6/16		2,304,403
FNMA	FNMA 2.71% 1/30/07		3,064,973
SMALL BUS ADMIN	SMALL BUS ADMIN 6.344 8/0		2,756,428
SSBK GOVT STIF FUND	SSBK GOVT STIF FUND		4,856,004
OR SCH TAX PEN A FGIC	OR SCH TAX PEN A FGIC 0 6		1,323,744
PORT NY NJ	PORT NY NJ TAXM 3.3 9/15/		1,338,957

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
NY SALE TX	NY SALE TX FGIC 3.83 10/1		409,808
TX ST PFA	TX ST PFA TAX 3.125 6/07		1,042,878
WI ST GEN REV	WI ST GEN REV TAX 4.8%		924,955
BEAR STEARNS ARM TR	BSARM 04-7 4A CSTR 10/34		3,153,380
BALTA	BALTA 04-13 A1 1ML+37 11/		3,645,000
CAPCO AMER SECURITIZATION	CASC 98-D7 A1A 5.86 10/30		839,954
CARAT	CARAT 02-3 A3 3.58% 10/06		2,543,899
CHAIT	CHAIT 04-A9 A9 3.22 6/10		2,308,746
CITIBANK CR CARD ISSUANCE	CCCIT 03-A6 A6 2.9% 5/10		4,332,536
CITIBANK CR CARD ISSUANCE	CCCIT 04-A1 A1 2.55 1/09		2,482,033
CITIBANK CR CARD ISSUANCE	CCCIT 04-A4 3.2% 8/09		2,723,838
CSFB	CSFB 01-33 4A1 6.5 4/16		76,748
DCAT	DCAT 04-B A3 3.18 9/08		2,346,491
DCMT	DCMT 96-3 A 6.05 8/08		4,322,282
FHLMC	FHLMC 4.75% GLBL 12/8/10		3,035,260
FHR	FHR 1512 H 6.5 2/08		414,300
FNGT	FNGT 02-T6 A1 3.31 2/32		719,644
FRBPT	FRBPT 00-FRB1 A2 CSTR 6/3		379,999
FORDO	FORDO 02-C A3 3.38% 12/15		177,057
GMACC	GMACC 99-C1 A2 6.175 5/33		1,250,298
GMACC	GMACC 99-C3 A2 7.179 8/36		1,699,289
GT	GT 98-6 A6 6.27 6/30		2,622,250
GCCFC	GCCFC 04-GG1 A4 4.755 6/3		1,564,039
JPMCC	JPMCC 01-CIBC A3 6.26 3/3		1,725,502
LBCMT	LBCMT 99-C2 A1 7.105 10/3		1,561,649
MBNAM	MBNAM 00-E A 7.8 10/12		2,267,314
MBNAS	MBNAS 04-A4 A4 2.7 9/09		2,433,507
BECO	BECO 99-1 A3 6.62 3/07		1,132,344
MLMI	MLMI 97-C2 A2 6.54 12/29		1,311,754
MSDWC	MSDWC 01-TOP3 A4 6.39 7/3		2,356,836
SARM	SARM 04-13 2A1 CSTR 9/34		2,571,204
SASCO	SASCO 03-AL1 A 3.3565 4/2		1,493,619
SARM	SARM 04-6 4A1 CSTR 6/34		3,133,668
WFMBS	WFMBS 04-H A1 CSTR 6/34		2,938,819
USTB	USTB 10 5/15/2010 C05		1,868,343
USTB	USTB 12.75% 11/15/10 C05		2,358,261
USTB	USTB 10.375% 11/15/12 C07		9,830,233
USTB	USTB 8% 11/15/21		1,921,773
USTB	USTB 5.375% 2/15/31		1,265,154
USTN	USTN 4.875% 2/15/12		17,001,089
USTN	USTN 3% 11/15/07		2,146,668
USTN	USTN 1.875% 1/31/06		19,808
USTN	USTN 1.625% 2/28/06		6,722,623
USTN	USTN 2.5% 10/31/06		28,600,470
USTN	USTN 3.5% 11/15/09		1,074,937
USTN	USTN 4.25% 11/15/14		5,900,401

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
USTN	USTN 2.875% 11/30/06		7,052,891
NORCEN EN YANK	NORCEN EN YANK 7.375 5/15		1,733,238
CEMEX SA	CEMEX SA CPO SPON ADR NEW		259,238
CHUNGHWA TELECOM CO SPON	CHUNGHWA TELECOM CO SPON		233,655
ACE LIMITED	ACE LTD		601,279
VALE DO RIO DOCE(PN)A SPO	VALE DO RIO DOCE(PN)A SPO		180,144
VALE DO RIO DOCE (CIA)SPO	VALE DO RIO DOCE (CIA)SPO		313,308
CHECK POINT SFTWRE TECHNL	CHECK POINT SOFTWARE TECH		432,257
XL CAPITAL LTD CL A	XL CAPITAL LTD CL A		396,481
KT CORP SPON	KT CORP SPON ADR		630,440
SK TELECOM (1/9) SPON	SK TELECOM (1/9) SPON ADR		220,253
SATYAM COMPUTER SVCS	SATYAM COMPUTER SVCS ADR		443,268
TELEFONOS DE MEXICO CL L	TELEFONOS DE MEXICO CL L		698,957
IRSA INVERS	IRSA INVERS(1CV&1WT)11/14		9,490
MORGAN STANLEY	CURRENCY CONTRACT - USD		5,742
MORGAN STANLEY	CURRENCY CONTRACT - USD		(5,747)
MORGAN STANLEY	CURRENCY CONTRACT - USD		27,516
MORGAN STANLEY	CURRENCY CONTRACT - USD		(27,451)
MERRILL LYNCH	CURRENCY CONTRACT - USD		13,562
MERRILL LYNCH	CURRENCY CONTRACT - USD		(13,488)
CNOOC LTD	CNOOC LTD		58,178
CENTRICA PLC	CENTRICA PLC		155,871
BHP BILLITON PLC	BHP BILLITON PLC		364,350
AMVESCAP PLC	AMVESCAP PLC		440,650
BRITISH LAND CO PLC	BRITISH LAND CO PLC		345,046
BRITISH SKY BROADCASTING	BRITISH SKY BROADCAST GRP		491,993
BAE SYSTEMS PLC	BAE SYSTEMS PLC		459,155
COMPASS GROUP PLC	COMPASS GROUP PLC		258,966
BCE INC	BCE INC/BELL CANADA		718,060
UNILEVER PLC ORD	UNILEVER PLC ORD		580,025
PEARSON PLC	PEARSON PLC		332,866
BARRICK GOLD CORP	BARRICK GOLD CORP		377,000
PERSIMMON PLC ORD	PERSIMMON PLC ORD		274,800
VODAFONE GROUP PLC	VODAFONE GROUP PLC		239,613
RENTOKIL INITIAL PLC	RENTOKIL INITIAL PLC		158,499
OLD MUTUAL PLC (UK)	OLD MUTUAL PLC (UK)		262,055
BP PLC	BP PLC		859,191
SHIRE PHARMACEUTICALS GRP	SHIRE PHARMACEUTICALS GRP		88,129
SHELL TRANSPORT & TRAD (R	SHELL TRANSPORT & TRAD (R		863,178
SMITHS GROUP PLC	SMITHS GROUP PLC		529,080
LLOYDS TSB GROUP PLC	LLOYDS TSB GROUP PLC		318,725
GLAXOSMITHKLINE PLC	GLAXOSMITHKLINE PLC		795,963
CEMEX SA	CEMEX SA CPO NEW		110,010
IRSA INVERS Y REPRESENT S	IRSA INVERS Y REPRESENT S		838
DOMTAR INC	DOMTAR INC		54,375
GKN PLC	GKN PLC		328,591

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
NATIONAL GRID TRANSCO PLC	NATIONAL GRID TRANSCO PLC		387,022
YELL GROUP PLC	YELL GROUP PLC		219,539
BOOTS GROUP PLC	BOOTS GROUP PLC		220,768
ROLLS-ROYCE GROUP PLC	ROLLS-ROYCE GROUP PLC		290,978
ATLAS COPCO AB	ATLAS COPCO AB SER A		135,424
REED ELSEVIER NV	REED ELSEVIER NV		204,093
IBERDROLA SA	IBERDROLA SA		387,412
DEUTSCHE POST AG	DEUTSCHE POST AG		221,004
VINCI SA	VINCI SA		40,208
VALEO SA	VALEO SA		277,932
E.ON AG	E.ON AG		621,530
HOLMEN AB SER B	HOLMEN AB SER B		208,377
UPM KYMMENE CORP	UPM KYMMENE CORP		816,912
BAYER AG	BAYER AG		195,623
M REAL OYJ CL B	M REAL OYJ CL B		116,868
STORA ENSO AB R 1/10 VTG(	STORA ENSO AB R 1/10 VTG(		611,533
BASF AG	BASF AG		644,147
CELESIO AG	CELESIO AG		194,498
ROYAL DUTCH PETROLEUM (NE	ROYAL DUTCH PETROLEUM (NE		925,540
SAMPO OYJ SER A	SAMPO OYJ SER A		249,464
MUNICH REINSURANCE (REG)	MUNICH REINSURANCE (REG)		105,399
BIC SA, SOCIETE	BIC		145,357
NORDEA BANK AB	NORDEA BANK AB		252,241
AKZO NOBEL NV	AKZO NOBEL NV		404,188
ELECTROLUX AB	ELECTROLUX AB SER B		268,055
SECURITAS AB SER B	SECURITAS AB SER B		243,634
REPSOL YPF SA ORD	REPSOL YPF SA ORD		738,552
SANOFI-AVENTIS	SANOFI-AVENTIS		999,088
BANCO SANTAND CTRL HISPAN	BANCO SANTANDER CENTRL HI		465,025
METSO OYJ	METSO OYJ		85,857
RODAMCO EUROPE NV	RODAMCO EUROPE NV		520,888
TELEFONICA SA	TELEFONICA SA		264,232
VESTAS WIND SYSTEMS AS	VESTAS WIND SYSTEMS AS		158,186
PHILIPS ELEC (KON) NV	PHILIPS ELEC (KON) NV		399,567
ACOM CO LTD	ACOM CO LTD		333,218
APN NEWS & MEDIA LIMITED	APN NEWS & MEDIA LIMITED		97,446
CHINA MOBILE (HK) LTD	CHINA MOBILE (HK) LTD		232,865
HANA BANK	HANA BANK		550,817
CLP HLDGS LTD	CLP HLDGS LTD		7,137
CHEUNG KONG HLDGS LTD	CHEUNG KONG HLDGS LTD		1,227,618
COMPAL ELECTRONICS INC	COMPAL ELECTRONICS INC		156,065
MTR CORPORATION LTD	MTR CORPORATION LTD		445,295
EAST JAPAN RAILWAY CO	EAST JAPAN RAILWAY CO		339,451
SHINHAN FIN GROUP CO LTD	SHINHAN FIN GROUP CO LTD		492,774
KOOKMIN BANK	KOOKMIN BANK		324,329
HITACHI LTD	HITACHI LTD		631,813

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
HONG KONG ELECTRIC HLDGS	HONG KONG ELECTRIC HLDGS		399,156
HUTCHISON WHAMPOA LTD	HUTCHISON WHAMPOA LTD		887,062
LITE ON TECHNOLOGY CORP	LITE ON TECHNOLOGY CORP		101,305
MAKITA CORP	MAKITA CORP		227,433
YUE YUEN INDU HLDGS LTD	YUE YUEN INDU HLDGS LTD		167,642
NATIONAL AUSTRALIA BANK	NATIONAL AUSTRALIA BANK		259,533
NINTENDO CO LTD	NINTENDO CO LTD		1,067,998
NEC CORP	NEC CORP		199,004
NIPPON TELEGRAPH & TELEPH	NIPPON TELEGRAPH & TELEPH		874,940
NOMURA HOLDINGS INC	NOMURA HOLDINGS INC		517,171
ONO PHARMACEUTICAL CO LTD	ONO PHARMACEUTICAL CO LTD		280,679
PHILIPPINE LONG DISTANCE	PHILIPPINE LONG DISTANCE		102,911
POSCO	POSCO		267,349
PICC PROPERTY & CASUALTY	PICC PROPERTY & CASUALTY		48,631
AMP LIMITED	AMP LTD (POST RECON)		146,448
QANTAS AIRWAYS LTD	QANTAS AIRWAYS LTD		248,797
SHINSEI BANK LTD	SHINSEI BANK LTD		204,432
SHANGRI-LA ASIA (HOKO)	SHANGRI-LA ASIA (HOKO)		97,736
SAMSUNG ELECTRONICS CO	SAMSUNG ELECTRONICS CO		783,327
SINGAPORE AIRLINES (LOC)	SINGAPORE AIRLINES (LOC)		1,502
SONY CORP	SONY CORP		954,520
SCMP GROUP LTD	SCMP GROUP LTD		91,849
SWIRE PACIFIC LTD CL A	SWIRE PACIFIC LTD CL A		550,904
TAKEDA PHARMACEUTICAL CO	TAKEDA PHARMACEUTICAL CO		352,631
TAIWAN SEMICONDUCT MFG CO	TAIWAN SEMICONDUCT MFG CO		191,816
VENTURE CORP LTD	VENTURE CORP LTD		29,226
ALUMINA LTD	ALUMINA LTD		239,344
SOMPO JAPAN INSURANCE INC	SOMPO JAPAN INSURANCE INC		377,116
NORSKE SKOGINDS CL A	NORSKE SKOGINDS CL A		164,101
NOVARTIS AG (REG)	NOVARTIS AG (REG)		621,693
SUEZ (FRAN)	SUEZ (FRAN)		388,853
NESTLE SA (REG)	NESTLE SA (REG)		516,438
UBS AG (REGD)	UBS AG (REGD)		164,410
ENI SPA	ENI SPA		362,520
ING GROEP NV CVA	ING GROEP NV CVA		269,860
SWISS REINSURANCE (REG)	SWISS REINSURANCE (REG)		801,071
ROLLS-ROYCE REDEEMABLE B	ROLLS-ROYCE REDEEMABLE B		3,821
VOLKSWAGEN AG PFD	VOLKSWAGEN AG PFD		490,442
SSBK STIF FUND	SSBK STIF FUND		5,506,199
*FID INST CASH PORT CL I	FID INST CASH PORT CL I		6,981,571
NTGI-QM COLLECTIVE S&P	NTGI-QM COLLECTIVE S&P		702,629,820
BARCLAYS GLOBAL	BGI US DEBT INDEX - CL F		20,071,367
BARCLAYS GLOBAL	BGI EAFE EQUITY INDEX F		9,143,563
*RAYTHEON CO	RAYTHEON CO	1,597,259,374	1,862,672,510
*FID INST CASH PORT CL I	FID INST CASH PORT CL I		20,667,885
*MELLON BANK	VAR RT 12/31/2049 DD 08/06/03		18,129,661

*	Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
FEDERAL HOME LN BK CONS DISC N	MAT 01/21/2005		4,079,428
FEDERAL HOME LN MTG CORP DISC	MAT 01/11/2005		3,681,715
FEDERAL NATL MTG ASSN DISCOUNT	MAT 02/09/2005		7,161,285
FEDERAL NATL MTG ASSN DISCOUNT	MAT 03/16/2005		8,051,042
FORD MTR CR CO DISC	04/08/2005		3,553,128
GMAC DISC	03/21/2005		1,869,707
UBS FIN DEL INC DISC	02/28/2005		6,950,090
UBS FIN DEL INC DISC	03/15/2005		3,876,503
U S TREASURY BILL	0.000% 03/03/2005 DD 09/02/04		1,889,705
U S TREASURY BILL	0.000% 03/17/2005 DD 09/16/04		1,924,307
BSDT-LATE MONEY DEPOSIT ACCT	BSDT-LATE MONEY DEPOSIT ACCT		653,997
PIMCO SWAP #23237 INT RT SWAP	4.000% 06/15/2010 DD 06/15/05		—
PIMCO SWAP #23237 INT RT SWAP	4.000% 06/15/2010 DD 06/15/05		(61,695)
PIMCO SWAP #23385 INT RT SWAP	5.000% 06/15/2015 DD 07/01/03		—
PIMCO SWAP #23385 INT RT SWAP	5.000% 06/15/2015 DD 07/01/03		(549,221)
COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2035 DD 01/01/05		20,418,750
COMMIT TO PUR FHLMC GOLD SFM	5.500% 01/01/2035 DD 01/01/05		8,127,500
ALLSTATE FINL GBL FDG 144A	7.125% 09/26/2005 DD 09/26/00		2,570,700
AMERICAN AIRLS P/T 01-2 CL A1	6.978% 10/01/2012 DD 10/04/01		1,503,390
ASSET SECURITIZATION 97MD7 A1A	7.320% 01/13/2030 DD 03/27/97		130,773
ASSOCIATES CORP N A NOTES	6.100% 01/15/2005 DD 01/09/98		3,002,790
BEAR STEARNS ARM TR 02 9 IIA	VAR RT 10/25/2032 DD 09/01/02		929,887
BEAR STEARNS ARM TR 04-7 1-A-1	VAR RT 10/25/2034 DD 08/01/04		9,532,813
CIT GROUP INC SR NT	7.625% 08/16/2005 DD 08/16/00		2,263,250
CWMBS INC 2003-J14 2A-1	6.250% 12/25/2033 DD 11/01/03		3,832,971
CWMBS INC 2004-12CHL CL 11A2	4.431% 08/25/2034 DD 06/01/04		5,918,132
CHICAGO ILL PJ-SER C	5.000% 01/01/2035 DD 11/13/03		3,681,180
CLARK CNTY NEV SCH DIST	5.375% 06/15/2013 DD 09/01/01		2,027,340
COLORADO DEPT TRANS REV REF	5.000% 12/15/2010 DD 04/15/04		1,791,245
FHLMC POOL #D9-4746	6.000% 07/01/2021 DD 07/01/01		52,547
FEDERAL FARM CR BK CONS DEBS	5.450% 01/10/2005 DD 01/19/01		2,603,927
FHLMC POOL #C9-0481	6.000% 09/01/2021 DD 09/01/01		410,003
FHLMC POOL #C9-0492	6.000% 11/01/2021 DD 11/01/01		1,995,728
FHLMC POOL #C9-0503	6.000% 12/01/2021 DD 12/01/01		3,366,284
FHLMC GROUP #E2-0252	7.000% 07/01/2011 DD 07/01/96		142,369
FHLMC GROUP #E2-0257	7.000% 08/01/2011 DD 08/01/96		295,742
FNMA POOL #0254685	5.000% 04/01/2018 DD 03/01/03		673,781
FNMA GTD REMIC P/T 02-80 A1	6.500% 11/25/2042 DD 10/01/02		7,649,025
FHLMC MULTICLASS CTFS 2870 V2	5.000% 10/15/2034 DD 10/01/04		4,018,727
FNMA POOL #0702252	5.000% 04/01/2018 DD 04/01/03		656,599
FNMA POOL #0726239	5.000% 07/01/2018 DD 07/01/03		2,031,463
FNMA POOL #0729605	5.000% 07/01/2018 DD 07/01/03		635,370
FNMA POOL #0736065	5.000% 09/01/2018 DD 08/01/03		574,159
FORD MOTOR CR CO NT	6.750% 05/15/2005 DD 05/24/93		3,038,880
GNMA POOL #0434180	6.000% 02/15/2029 DD 02/01/99		604,379
GNMA POOL #0434325	6.000% 05/15/2029 DD 05/01/99		72,864

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
GNMA POOL #0464617	6.000% 03/15/2029 DD 03/01/99		1,184,367
GNMA POOL #0464627	6.000% 03/15/2029 DD 03/01/99		41,454
GNMA POOL #0466542	6.500% 02/15/2029 DD 02/01/99		16,181
GNMA POOL #0468362	6.000% 04/15/2029 DD 04/01/99		114,861
GNMA POOL #0469862	6.000% 01/15/2029 DD 01/01/99		94,924
GNMA POOL #0479296	8.500% 04/15/2030 DD 04/01/00		2,768
GNMA POOL #0479334	8.500% 05/15/2030 DD 05/01/00		6,069
GNMA POOL #0482250	8.500% 08/15/2030 DD 08/01/00		2,109
GNMA POOL #0482926	6.000% 01/15/2029 DD 01/01/99		56,183
GNMA POOL #0486123	8.500% 08/15/2030 DD 08/01/00		15,808
GNMA POOL #0486285	6.000% 12/15/2028 DD 01/01/99		10,180
GNMA POOL #0487568	6.000% 07/15/2029 DD 07/01/99		19,599
GNMA POOL #0489890	8.500% 06/15/2030 DD 06/01/00		7,611
GNMA POOL #0490157	6.500% 03/15/2029 DD 03/01/99		4,132
GNMA POOL #0490168	6.000% 04/15/2029 DD 04/01/99		1,411,569
GNMA POOL #0491155	6.500% 01/15/2029 DD 01/01/99		134,922
GNMA POOL #0491603	8.500% 11/15/2029 DD 11/01/99		58,927
GNMA POOL #0493532	6.000% 09/15/2029 DD 12/01/00		85,233
GNMA POOL #0497229	6.500% 05/15/2029 DD 05/01/99		3,245
GNMA POOL #0497455	6.000% 01/15/2029 DD 01/01/99		1,195,699
GNMA POOL #0498414	6.000% 03/15/2029 DD 03/01/99		131,692
GNMA POOL #0500215	8.500% 02/15/2030 DD 02/01/00		5,992
GNMA POOL #0502020	8.500% 10/15/2029 DD 10/01/99		22,339
GNMA POOL #0506244	8.500% 06/15/2030 DD 06/01/00		9,859
GNMA POOL #0507880	6.500% 05/15/2029 DD 05/01/99		38,595
GNMA POOL #0508360	8.500% 07/15/2030 DD 07/01/00		20,560
GNMA POOL #0519389	8.500% 03/15/2030 DD 03/01/00		18,059
GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00		43,022
GNMA POOL #0522081	8.500% 01/15/2030 DD 01/01/00		35,502
GNMA POOL #0522578	8.500% 01/15/2030 DD 01/01/00		6,858
GNMA POOL #0522629	8.500% 02/15/2030 DD 02/01/00		5,853
GNMA POOL #0522679	8.500% 03/15/2030 DD 03/01/00		2,889
GNMA POOL #0522730	8.500% 04/15/2030 DD 04/01/00		1,487
GNMA POOL #0525508	8.500% 12/15/2029 DD 12/01/99		5,609
GNMA POOL #0527142	8.500% 03/15/2030 DD 04/01/00		2,927
GNMA POOL #0529295	8.500% 03/15/2030 DD 03/01/00		24,653
GNMA POOL #0529481	8.500% 07/15/2030 DD 07/01/00		2,723
GNMA POOL #0531251	8.500% 07/15/2030 DD 07/01/00		39,094
GNMA POOL #0531758	8.500% 07/15/2030 DD 07/01/00		51,826
GNMA POOL #0531778	8.500% 07/15/2030 DD 07/01/00		29,824
GNMA POOL #0532248	8.500% 05/15/2030 DD 07/01/00		2,146
GNMA POOL #0532312	8.500% 06/15/2030 DD 07/01/00		22,620
GNMA POOL #0532746	8.500% 07/15/2030 DD 07/01/00		19,980
GNMA POOL #0532769	8.500% 08/15/2030 DD 08/01/00		70,094
GNMA POOL #0537549	8.500% 07/15/2030 DD 07/01/00		7,886
GNMA POOL #0540101	8.500% 12/15/2030 DD 12/01/00		4,342

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
GNMA POOL #0540964	8.500% 10/15/2030 DD 10/01/00		3,683
GNMA POOL #0541025	8.500% 02/15/2031 DD 02/01/01		177,755
GNMA POOL #0780462	7.500% 06/15/2009 DD 11/01/96		88,745
GNMA POOL #0780470	6.500% 07/15/2009 DD 11/01/96		346,786
GNMA POOL #0781148	6.000% 07/15/2029 DD 03/01/00		111,316
GNMA POOL #0781163	8.500% 04/15/2030 DD 04/01/00		2,878
GNMA POOL #0781597	5.000% 05/15/2033 DD 05/01/03		8,764,377
GNMA II POOL #0080395	VAR RT 04/20/2030 DD 04/01/00		1,166,128
GENERAL MTRS ACCEP MTN TR00635	VAR RT 05/18/2006 DD 02/18/04		3,284,523
GMAC NTS	6.625% 10/15/2005 DD 10/15/95		1,737,978
GENERAL MTRS ACCEP CORP NT	7.500% 07/15/2005 DD 07/14/00		1,122,682
GOLDEN WEST FINL CORP DEL SR	5.500% 08/08/2006 DD 08/08/01		2,071,240
GOLDMAN SACHS GRP MTN #TR00207	VAR RT 07/23/2009 DD 07/23/04		1,805,904
GNMA GTD REMIC P/T 04-65 ZG	5.500% 07/20/2034 DD 08/01/04		2,978,963
HARRIS CNTY TEX REF TOLL RD	5.000% 08/15/2013 DD 05/18/04		1,995,156
HOUSTON TEX INDPT SCH SER 494	VAR RT 02/15/2022 DD 05/10/01		769,530
KINDER MORGAN ENERGY PARTNERS	7.125% 03/15/2012 DD 03/14/02		3,429,840
MASSACHUSETTS ST CONS LN-SER C	5.500% 11/01/2010 DD 07/01/02		565,445
MERRILL LYNCH CR CORP MTG LN	FLTG RT 03/15/2025 DD 12/21/99		1,037,760
MORGAN STANLEY DEAN WITTER CO	7.750% 06/15/2005 DD 06/09/00		2,043,740
NEW YORK ST TWY AUTH SER A	5.250% 04/01/2012 DD 04/03/03		899,816
PSEG PWR LLC SR NT	3.750% 04/01/2009 DD 03/30/04		1,772,424
PACIFIC GAS & ELEC CO	VAR RT 04/03/2006 DD 03/23/04		1,238,966
PIMCO FDS PAC INVT MGMT SER	SHORT TERM PORTFOLIO INSTL CL		111,899,306
PIMCO FDS PAC INVT MGMT SER	MTG PORTFOLIO INSTL CL		13,997,549
RAS LAFFAN LIQUEFIED NG 144A	3.437% 09/15/2009 DD 03/15/04		1,529,217
RESIDENTIAL FDG MTG 04-S2 A1	5.250% 03/25/2034 DD 03/01/04		3,032,980
SMALL BUSINESS ADMIN GTD DEV	4.890% 12/01/2023 DD 12/17/03		7,200,669
SMALL BUSINESS ADMIN 04-20 F	5.520% 06/01/2024 DD 06/16/04		10,752,541
TIME WARNER COS INC 95	7.750% 06/15/2005 DD 06/15/95		3,056,730
TOBACCO SETTLEMENT REV SER B	6.375% 05/15/2028 DD 03/22/01		2,119,243
TOBACCO SETTLEMENT FING CORP	6.375% 06/01/2032 DD 03/07/03		1,580,473
TRAVELERS PPTY CAS CORP NEW	5.000% 03/15/2013 DD 03/11/03		2,541,500
TXU ENERGY CO LLC SR NT 144A	VAR RT 01/17/2006 DD 07/14/04		651,827
U S TREASURY BONDS	07.875% 02/15/2021 DD 02/15/91		1,891,967
US TREASURY INFLATION INDEX NT	1.875%007/15/2013 DD 07/15/03		6,416,144
US TREASURY INFLATION INDEX NT	2.000% 07/15/2014 DD 07/15/04		15,256,745
US TREASURY INFLATION INDEX NT	0.875% 04/15/2010 DD 10/15/04		7,185,884
VIRGINIA ELEC & PWR 01 SER A	5.750% 03/31/2006 DD 03/27/01		2,882,236
US TREAS BD FUTURE (CBT)	EXP MAR 05		—
US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 05		—
US 10YR TREAS NT FUT EXP MAR05	CALL MAR 2005 114.000		(234)
US 10YR TREAS NT FUT EXP MAR05	PUT MAR 2005 108.00		(94)
90DAY EURODOLLAR FUTURE (CME)	EXP MAR 05		—
90DAY EURODOLLAR FUTURE (CME)	EXP JUN 05		—
90DAY EURODOLLAR FUTURE (CME)	EXP SEP 05		—

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 05		—
US 2YR TREAS NTS FUT (CBT)	EXP MAR 05		—
*MELLON BANK	VAR RT 12/31/2049 DD 08/06/03		6,738,830
FEDERAL HOME LN MTG CORP DISC	MAT 02/01/2005		1,495,406
BSDT-LATE MONEY DEPOSIT ACCT	BSDT-LATE MONEY DEPOSIT ACCT		71,470
MEXICO (UTD MEX ST) NTS	6.625% 03-MAR-2015 USD1000		482,400
HANA FUNDING BDS USD	FLTG RT OPEN MATURITY		533,008
ANZ CAP TR I TR SECS 144A	4.484% 01/29/2049 DD 11/26/03		1,216,519
AT&T WIRELESS SVCS INC SR NT	7.875% 03/01/2011 DD 09/01/01		294,648
AT&T WIRELESS SVCS INC SR NT	8.125% 05/01/2012 DD 04/16/02		550,050
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02		1,109,817
AXA FINL INC SR NT	7.750% 08/01/2010 DD 07/28/00		559,574
ABBOTT LABS NT	5.625% 07/01/2006 DD 07/05/01		1,117,907
ABN AMRO N A HLDG 144A 3C7	VAR RT 12/29/2049 DD 09/24/02		384,563
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2035 DD 01/01/05		4,465,547
COMMIT TO PUR FNMA SF MTG	5.500% 02/01/2035 DD 02/01/05		5,366,250
ALABAMA PWR CO SR NT	2.800% 12/01/2006 DD 11/20/03		1,150,612
ALLSTATE CORP SR NT	6.125% 02/15/2012 DD 02/20/02		267,890
AMERICAN GEN FIN CORP MTN	4.500% 11/15/2007 DD 11/26/02		1,170,315
AMERICREDIT AUTO REC 02 EM A4A	3.670% 06/08/2009 DD 10/29/02		442,345
AMERICREDIT AUTO REC 04-DF A3	2.980% 07/06/2009 DD 11/09/04		187,417
ASPEN INS HLDGS LTD SR NT 144A	6.000% 08/15/2014 DD 08/16/04		432,688
BP CDA FINANCE	3.375% 10/31/2007 DD 09/27/02		1,244,325
BANC AMER COML MTG 03-2 CL A2	4.342% 03/11/2041 DD 11/01/03		554,571
BANC AMER COML MTG 04-1 A3	4.429% 11/10/2039 DD 03/01/04		442,793
BANKAMERICA CORP SR NTS	5.875% 02/15/2009 DD 02/08/99		391,860
BANQUE PARIBAS SUB NTS	6.875% 03/01/2009 DD 03/01/94		170,596
BEAR STEARNS COML 04-PWR6 A-4	4.521% 11/11/2041 DD 12/01/04		738,836
BEAR STEARNS COS INC GLOBAL NT	4.000% 01/31/2008 DD 12/26/02		402,607
BELLSOUTH CORP NT	4.750% 11/15/2012 DD 11/15/04		1,066,455
BOEING CO NT	5.125% 02/15/2013 DD 02/11/03		113,798
BRITISH TELECOMMUNICATIONS NT	STEP UP 12/15/2010 DD 12/12/00		282,219
CNA FINL CORP NT	5.850% 12/15/2014 DD 12/15/04		344,296
CR 2000 ZC2 COML CL A4A 144A	6.699% 08/10/2014 DD 12/01/00		327,991
CWABS INC 2003-5 CL AF-3	3.613% 04/25/2030 DD 11/01/03		350,438
CWABS INC 03-5 ASSET CL MF-1	5.413% 01/25/2034 DD 11/01/03		794,243
CWABS INC 04-1 3A	VAR RT 04/25/2034 DD 02/26/04		302,411
CADETS TR 2003-1 144A	4.800% 07/15/2013 DD 07/14/03		192,968
CAPITAL AUTO REC 03-2 CL A4A	1.960% 01/15/2009 DD 06/11/03		484,249
CAPITAL ONE MULTI 03-4 NT CL A	3.650% 07/15/2011 DD 09/26/03		915,831
CHEVRONTEXACO CAP CO GTD NT	3.500% 09/17/2007 DD 09/10/02		1,150,004
CITIBANK CR CARD TR 2001 A 6	5.650% 06/16/2008 DD 06/20/01		2,496,796
CITIBANK CK CARD ISSUANCE TR	2.700% 01/15/2008 DD 01/24/03		3,480,731
CITIBANK CR CARD ISSUANCE 04A8	4.900% 12/12/2016 DD 12/09/04		987,797
COMPUTER ASSOC INTL INC 144A	5.625% 12/01/2014 DD 11/18/04		212,295
CONSOLIDATED EDISON CO N Y INC	5.625% 07/01/2012 DD 06/24/02		154,832

*	Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
CORE INVT GRADE BD 02 1	4.727% 11/30/2007 DD 11/20/02		3,074,596
COUNTRYWIDE HOME LNS MTN 00255	5.500% 08/01/2006 DD 08/08/01		1,392,188
COUNTRYWIDE HOME LNS INC MTN	5.625% 07/15/2009 DD 07/22/02		37,078
COUNTRYWIDE HOME MTN #TR00324	4.125% 09/15/2009 DD 09/16/04		622,163
CREDIT SUISSE FB 01-CK1 CL A 3	6.380% 12/16/2035 DD 03/01/01		885,766
CREDIT SUISSE FB 02 CKN2 CL A3	6.133% 04/15/2037 DD 05/01/02		605,544
CREDIT SUISSE FB MTG 04-C2 A2	5.416% 05/15/2036 DD 06/01/04		2,452,789
CREDIT SUISSE FB 04-4 1-A-1	6.000% 08/25/2034 DD 07/01/04		1,566,551
DTE ENERGY CO NT	7.050% 06/01/2011 DD 05/30/01		376,811
DAIMLERCHRYSLER AUTO TR 03A A4	2.880% 10/08/2009 DD 08/21/03		178,931
DAIMLER CHRYSLER NORTH AMER NT	7.200% 09/01/2009 DD 08/24/99		211,462
DAIMLER CHRYSLER NT	7.750% 01/18/2011 DD 01/18/01		103,781
DEUTSCHE TELEKOM INTL FIN BV	5.250% 07/22/2013 DD 07/22/03		195,432
DEVON FING CORP ULC NT	6.875% 09/30/2011 DD 10/03/01		690,825
DIAGEO CAP PLC GLOBAL NT	3.375% 03/20/2008 DD 03/20/03		346,665
DOMINION RES INC VA SER A	8.125% 06/15/2010 DD 06/26/00		570,860
DOMINION RES INC REMKT NT E	7.195% 09/15/2014 DD 09/15/04		491,071
DOW CHEM CO NT	6.125% 02/01/2011 DD 02/08/01		87,625
DOW CHEM CO NT	6.000% 10/01/2012 DD 08/29/02		431,538
DOW CHEM CO SR NT	5.750% 11/15/2009 DD 11/12/02		96,271
FEDERAL HOME LN MTG CORP MTN	4.000% 06/12/2013 DD 06/12/03		574,237
FEDERAL HOME LN MTG CORP MTN	2.400% 03/29/2007 DD 03/29/04		3,190,822
FEDERAL HOME LN BKS CONS BD	2.000% 02/13/2006 DD 01/09/04		4,938,463
FEDERAL HOME LN BKS CONS BD	1.875% 06/15/2006 DD 05/22/03		8,845,602
FHLMC INT PMT ON % DEB 2031	5.750% 01/15/2012 DD 01/14/02		7,626,963
FEDERAL NATL MTG ASSN DEBS	3.250% 01/15/2008 DD 01/10/03		1,884,189
FEDERAL NATL MTG ASSN DEBS	5.125% 01/02/2014 DD 11/06/03		1,021,839
FEDERAL NATL MTG ASSN DEB	2.000% 01/15/2006 DD 12/19/03		5,133,499
FEDERAL NATL MTG ASSN DEBS	2.375% 12/15/2005 DD 05/27/04		432,477
FNMA GTD REMIC P/T 03-W6 1A41	5.398% 10/25/2032 DD 04/01/03		670,025
FLEET CR CARD MASTER TR 03A A	2.400% 07/15/2008 DD 02/27/03		412,601
FLEETBOSTON FINL CORP SR NT	3.850% 02/15/2008 DD 02/13/03		386,802
FORD MTR CR CO GLOBAL LAND SEC	7.375% 10/28/2009 DD 10/28/99		431,436
FORD MTR CR CO GBL LANDMARK	7.875% 06/15/2010 DD 06/14/00		638,992
FORD MTR CR CO GLOBAL SECS	6.500% 01/25/2007 DD 10/25/01		1,237,410
FORD MTR CR CO GLOBAL NT	7.000% 10/01/2013 DD 09/23/03		221,939
FRANCE TELECOM SA NT	STEP 03/01/2011 DD 09/01/01		829,107
FUJI JGB INVT LLC PFD SEC 144A	VAR RT 112/31/2049 DD 03/16/98		818,888
GE CAP COML MTG CORP 02-1A A3	6.269% 12/10/2035 DD 04/01/02		788,330
GS MTG SECS CORP 04-GG2 A3	VAR RT 08/01/2038 DD 08/01/04		893,291
GENERAL DYNAMICS CORP NT	2.125% 05/15/2006 DD 05/15/03		290,805
GENERAL DYNAMICS CORP NT	4.250% 05/15/2013 DD 05/15/03		186,050
GENERAL MTRS ACCEP CORP NT	6.875% 09/15/2011 DD 09/12/01		1,050,461
GENERAL MTRS ACCEP CORP SR NT	7.000% 02/01/2012 DD 02/01/02		520,307
GENERAL MTRS ACCEP CORP GBL NT	6.750% 12/01/2014 DD 11/24/04		255,357
GOLDMAN SACHS GROUP INC NT	6.650% 05/15/2009 DD 05/19/99		987,570

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
GOLDMAN SACHS GROUP INC SR NT	4.125% 01/15/2008 DD 01/13/03		324,000
GOLDMAN SACHS GROUP INC NT	5.000% 10/01/2014 DD 09/29/04		723,978
GREENWICH CAP COML 02 C1 A4	4.948% 01/11/2035 DD 12/01/02		1,391,715
GREENWICH CAP COML 2003-C1 A4	4.111% 07/05/2012 DD 06/01/03		516,254
HBOS PLC MTN # SR 00031	3.600% 08/15/2007 DD 07/30/04		800,496
HBOS CAP FDG NO 2 LP 144A	VAR RT 06/30/2049 DD 06/24/04		53,586
HSBC CAP FDG DLR 2 LP 144A	VAR RT 12/29/2049 DD 06/27/03		1,013,250
HANCOCK JOHN II MTN 00001 144A	7.900% 07/02/2010 DD 06/30/00		954,308
HANCOCK JOHN MTN TR 00008 144A	6.500% 03/01/2011 DD 02/28/01		188,275
HANCOCK JOHN MTN 144A #TR00020	5.000% 07/27/2007 DD 06/24/02		1,056,550
HARTFORD FINL SR NT	7.900% 06/15/2010 DD 06/16/00		92,500
HARTFORD FINL SVCS GRP INC NT	4.700% 09/01/2007 DD 08/29/02		56,100
HEINZ H J FIN CO GTD NT	STEP 07/15/2011 DD 01/15/03		293,189
HONDA AUTO REC 03-3 OWNER A-4	2.770% 11/21/2008 DD 08/19/03		793,806
HONDA AUTO REC 03-4 CL A-4	2.790% 03/16/2009 DD 10/30/03		570,938
HOSPIRA INC NT	4.950% 06/15/2009 DD 06/14/04		722,925
ING CAP FDG TR III GTD TR	VAR RT 12/29/2049 DD 12/15/00		1,029,712
ISTAR FINL INC SR NT	6.000% 12/15/2010 DD 12/12/03		363,920
INDUSTRIAL BK KOREA 144A	VAR RT 05/19/2014 DD 03/16/04		308,108
INTERNATIONAL LEASE FIN CORP	5.875% 05/01/2013 DD 04/29/03		121,990
JACKSON NATL LIFE MTN 144A	5.250% 03/15/2007 DD 03/12/02		244,290
KINDER MORGAN ENERGY SR NT	5.000% 12/15/2013 DD 11/21/03		144,885
KINDER MORGAN INC SR NT	6.500% 09/01/2012 DD 08/27/02		401,212
KOREA FIRST BK HYBRID 144A	VAR RT 03/03/2034 DD 03/03/04		250,416
LB UBS COML MTG TR 04-C2	3.246% 03/01/2029 DD 03/11/04		97,320
LEHMAN BROTHERS MTN #TR00522	3.950% 11/10/2009 DD 10/25/04		1,202,656
LIBERTY MUT GRP INC 144A	5.750% 03/15/2014 DD 03/23/04		442,404
M&I AUTO LN TR 03-1 CL A-4	2.970% 04/20/2009 DD 11/13/03		251,733
MBNA CR CARD MASTER NT 031 CLA	3.300% 07/15/2010 DD 02/27/03		1,429,421
MAGELLAN MIDSTREAM PARTNERS LP	5.650% 10/15/2016 DD 10/15/04		384,214
MANTIS REEF II CUSTODY	4.799% 11/03/2009 DD 11/03/04		723,412
MASTR ADJ RATE MTG 04-6 4A2	VAR RT 07/25/2034 DD 06/01/04		1,622,358
MIZUHO FINL GRP CAYMAN 144A	5.790% 04/15/2014 DD 03/08/04		309,886
MONY GROUP INC SR NT	8.350% 03/15/2010 DD 03/08/00		671,175
MORGAN STANLEY DW 03 HQ2 A2	4.920% 03/12/2035 DD 03/01/03		462,547
NATEXIS AMBS CO LLC BDS	VAR RT 12/29/2049 DD 06/30/98		985,740
NATIONAL RURAL UTILS COOP NT	6.500% 03/01/2007 DD 03/07/02		323,681
NATIONWIDE FINL SVCS INC SR NT	5.900% 07/01/2012 DD 06/24/02		52,797
NEWS AMER INC SR NTS	6.625% 01/09/2008 DD 01/09/98		75,545
NISOURCE FIN CORP GTD NT	7.875% 11/15/2010 DD 11/14/00		523,151
NISOURCE FIN CORP SR NT	6.150% 03/01/2013 DD 02/19/03		70,464
NISSAN AUTO REC 03-B A4	2.050% 03/16/2009 DD 06/17/03		1,700,284
NORDBANKEN AB STEP UP CAP 144A	FIX/FLOAT 11/29/2049		461,967
NORFOLK SOUTHN CORP SR NT	6.750% 02/15/2011 DD 02/06/01		619,867
NORTHERN ROCK MTN SR00021 144A	5.600% 04/30/2049 DD 04/29/04		175,525
OMX TIMBER FIN INVTS I LLC SEC	VAR RT 01/29/2020 DD 12/21/04		350,000

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
ODYSSEY RE HLDGS CORP SR NT	7.650% 11/01/2013 DD 10/31/03		170,959
ONYX ACCEP OWNER TR 03-B A-4	2.450% 03/15/2010 DD 05/16/03		1,533,861
ONYX ACCEP OWNER TR 03-C A-4	2.660% 05/17/2010 DD 07/30/03		360,209
ONYX ACCEP OWNER 03-D CL A-4	3.200% 03/15/2010 DD 10/30/03		259,090
OPTION ONE MTG ACCEP CORP 03-5	VAR RT 07/01/2033 DD 07/23/03		203,905
PSE&G TRANSITION FDG 01-1 A-6	6.610% 06/15/2015 DD 01/31/01		489,340
PSEG PWR LLC SR NT	5.500% 12/01/2015 DD 12/01/03		412,719
PACIFICORP AUSTRALIA LLC 144A	6.150% 01/15/2008 DD 01/15/98		875,219
PACIFICORP 1ST MTG	4.950% 08/15/2014 DD 08/24/04		424,263
PEMEX PROJ FDG MASTER TR NT	7.375% 12/15/2014 DD 12/12/02		666,936
PEPCO HLDGS INC NT	6.450% 08/15/2012 DD 02/15/03		298,350
PFIZER INC NT	5.625% 02/01/2006 DD 01/30/01		1,114,154
PIONEER NAT RES CO SR NT	5.875% 07/15/2016 DD 07/15/04		496,223
PRICOA GLOBAL FDG TR00002 144A	3.900% 12/15/2008 DD 12/16/03		973,011
PRINCIPAL LIFE GLOBAL FDG 144A	3.625% 04/30/2008 DD 04/11/03		433,095
PROGRESS ENERGY INC SR NT	7.100% 03/01/2011 DD 02/22/01		663,284
PROTECTIVE LIFE MTN #TR 00001	3.700% 11/24/2008 DD 11/24/03		737,802
RBS CAP TR III TR PFD SECS	VAR RT 09/29/2049 DD 08/24/04		383,318
RBS CAP TR I TR PFD SECS	VAR RT 12/29/2049 DD 05/21/03		336,102
RABOBANK CAP FDG 144A	VAR RT 10/29/2049 DD 10/21/04		223,769
RESIDENTIAL ASSET 02 KS4 AIIB	VAR RT 07/25/2032 DD 07/02/02		143,371
RESIDENTIAL ASSET SECURITIES	VAR RT 07/25/2033 DD 06/27/03		369,674
SBC COMMUNS INC GLOBAL NT	5.625% 06/15/2016 DD 08/18/04		418,414
SBC COMMUNICATIONS	5.100% 09/15/2014 DD 11/03/04		312,855
SLM CORP MTN # TR 00013	3.625% 03/17/2008 DD 02/20/03		1,278,313
SLM STUDENT LN TR 03-11 144A	2.990% 12/15/2022 DD 10/30/03		844,003
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01		894,039
SPRINT CAP CORP NT	8.375% 03/15/2012 DD 03/14/02		371,527
SUNTRUST BK ATL GA MTN SR00003	2.500% 11/01/2006 DD 10/10/03		477,192
TIAA GLOBAL MKTS INC NT	3.875% 01/22/2008 DD 01/16/03		1,016,313
TARGET CORP NT	5.875% 03/01/2012 DD 03/11/02		468,227
TOYOTA AUTO REC 03-B CTF A-4	2.790% 01/15/2010 DD 09/18/03		384,516
TRIAD AUTOMOBILE 03-B A-4	3.200% 12/13/2010 DD 10/29/03		425,902
UFJ FIN ARUBA A E C GTD NT	6.750% 07/15/2013 DD 07/25/03		311,894
US BK NATL ASSN OH MTN TR00189	2.850% 11/15/2006 DD 11/12/03		728,797
UNILEVER CAP CORP	6.875% 11/01/2005 DD 10/24/00		1,103,095
UNITED OVERSEAS BK LTD	VAR RT 09/03/2019 DD 08/24/04		532,382
U S TREASURY BONDS	05.375% 02/15/2031 DD 02/15/01		1,443,889
U S TREASURY NOTES	4.250% 11/15/2014 DD 11/15/04		967,799
U S TREASURY NOTES	3.500% 12/15/2009 DD 12/15/04		144,348
VERIZON GLOBAL FDG CORP NT	6.750% 12/01/2005 DD 06/01/01		929,106
VERIZON GLOBAL FDG CORP GLOBAL	7.375% 09/01/2012 DD 08/26/02		194,157
VERIZON NEW YORK INC DEB SER A	6.875% 04/01/2012 DD 03/28/02		331,138
VIACOM INC GTD SR NT	6.625% 05/15/2011 DD 05/17/01		185,264
VOLKSWAGEN AUTO LN ENHANCED	1.490% 05/21/2007 DD 06/27/03		1,190,063
VOLKSWAGEN AUTO LN 03-2 CL A-4	2.940% 03/22/2010 DD 10/29/03		497,425

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
WFS FINL 2002-2 OWNER TR CL A4	VAR RT 02/20/2010 DD 05/30/02		2,451,097
WFS FINL 03-3 OWNER TR CL A-4	3.250% 05/20/2011 DD 08/28/03		626,456
WFS FINL 03 4 CL A-4	3.150% 05/20/2011 DD 11/25/03		323,223
WACHOVIA ASSET SECS 02 HE2	VAR RT 12/25/2032 DD 12/19/02		309,024
WASHINGTON MUT BK FA #SB00002	5.650% 08/15/2014 DD 08/05/04		1,056,811
WELLS FARGO MTG BKD 03-2 CL A6	5.250% 02/25/2018 DD 02/01/03		808,083
WELLS FARGO MTG BKD 04 S A-4	VAR RT 09/25/2034 DD 08/01/04		1,027,600
WELLS FARGO MTG BKD 04-S A5	VAR RT 09/25/2034 DD 08/01/04		2,802,314
WESTFIELD CAP CORP LTD 144A	4.375% 11/15/2010 DD 11/02/04		202,757
WESTFIELD CAP CORP	5.125% 11/15/2014 DD 11/02/04		288,594
WEST PAC CAP TR III TR 144A	VAR RT 12/29/2049 DD 08/13/03		256,905
WOORI BK KOREA SUB NT 144A	VAR RT 03/13/2014 DD 02/13/04		293,474
WORLD OMNI AUTO REC 03 1 A4	2.580% 09/15/2009 DD 03/11/03		899,479
*MELLON BANK	VAR RT 12/31/2049 DD 08/06/03		23,838,836
AT&T WIRELESS SVCS INC SR NT	7.875% 03/01/2011 DD 09/01/01		282,862
ASIF GLOBAL FING XXIII SR NT	3.900% 10/22/2008 DD 10/22/03		99,953
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02		308,283
AMERICAN ELEC PWR INC SR NT A	6.125% 05/15/2006 DD 05/10/01		103,640
AMERICAN EXPRESS CR CORP NT	3.000% 05/16/2008 DD 05/16/03		195,360
AMERICAN EXPRESS CR TR 04-3 A	4.350% 12/15/2011 DD 06/02/04		304,935
AMERICAN HSG TR TR XI MTG PASS	8.250% 01/25/2022 DD 01/01/92		325,773
AMERICAN INTL GRP INC	4.250% 05/15/2013 DD 11/15/03		386,436
AMERICREDIT AUTO REC 02A CL A4	4.610% 01/12/2009 DD 02/27/02		177,259
AMERICREDIT AUTO RECS 03BX A4A	2.720% 01/06/2010 DD 05/22/03		297,094
ASIF GLOBAL FING XX SR NT 144A	2.650% 01/17/2006 DD 01/15/03		199,136
ASSOCIATES CORP NORTH AMER DEB	8.150% 08/01/2009		233,562
BANC AMER MTG SECS 04-4 APO	0.000% 05/25/2034 DD 04/01/04		71,689
BANC AMER MTG SECS 04-E 2-A-5	VAR RT 06/25/2034 DD 05/01/04		245,120
BANK AMER CORP NT	7.800% 02/15/2010 DD 02/14/00		232,592
BANK AMER CORP SUB NT	7.400% 01/15/2011 DD 01/23/01		231,686
BANK AMER CORP SR NT	3.875% 01/15/2008 DD 11/26/02		502,812
BANK AMERICA CORP SUB NTS	7.125% 10/15/2011 DD 10/24/96		247,278
BEAR STEARNS COML MTG 00WF1 A1	7.640% 02/15/2032 DD 02/01/00		108,730
BEAR STEARNS COML 04-TOP16 A-2	3.700% 08/13/2046 DD 11/01/04		153,996
BEAR STEARNS COS INC NT	3.250% 03/25/2009 DD 03/25/04		485,465
BRANCH BKG & TR CO MTN TR00028	4.875% 01/15/2013 DD 12/23/02		151,056
BRITISH TELECOMMUNICATIONS NT	STEP UP 12/15/2010 DD 12/12/00		108,084
CIT EQUIP COLL TR 02 VT1 CL A4	4.670% 12/21/2009 DD 05/16/02		503,625
CNH EQUIP TR 2003-B NT CL A-4B	3.380% 02/15/2011 DD 11/25/03		207,178
CWALT INC 04-16CB CL 2-A-2	5.000% 08/25/2019 DD 06/01/04		470,854
CWABS INC 04-AB2 ASSET CL A-2	VAR RT 10/25/2033 DD 12/29/04		750,000
CWMBS INC PASS THRU 03-J2 A-17	VAR RT 04/25/2033 DD 02/25/03		32,272
CWMBS INC 2004-HYB1 CL 2-A	VAR RT 05/20/2034 DD 02/01/04		525,162
CAPITAL ONE BK MTN SR #TR00176	5.750% 09/15/2010 DD 09/08/03		68,951
CAPITAL ONE MASTER TR 01-5 CLA	5.300% 06/15/2009 DD 08/22/01		412,156
CAROLINA PWR & LT CO 1ST MTG	5.125% 09/15/2013 DD 09/11/03		163,674

* Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
CITIGROUP INC NT	6.200% 03/15/2009 DD 03/31/99		124,990
CITIGROUP INC GLOBAL SUB NT	5.625% 08/27/2012 DD 08/26/02		213,000
CITIGROUP INC GLOBAL SR NT	3.500% 02/01/2008 DD 01/31/03		184,315
CITIGROUP INC GLOBAL NT	4.250% 07/29/2009 DD 07/29/04		101,062
CITIBANK CR CARD 2002 A1 NT	4.950% 02/09/2009 DD 01/31/02		257,525
CITIGROUP MTG LN TR 03-UST1 A1	5.500% 09/25/2033 DD 11/01/03		808,801
CITIGROUP MTG LN TR 03-UP3 A-3	7.000% 09/25/2033 DD 11/01/03		275,267
COMCAST CORP NEW NT	5.500% 03/15/2011 DD 03/14/03		634,122
COMMERCIAL CR GROUP INC NT	8.700% 06/15/2009		107,735
COMMERCIAL CREDIT MTN	6.250% 01/01/2008 DD 01/01/98		719,387
CONOCO FDG CO NT	6.350% 10/15/2011 DD 10/11/01		145,113
CONSOLIDATED EDISON NY DEC 04C	4.700% 06/15/2009 DD 06/17/04		51,398
COUNTRYWIDE HOME LN MTN #00103	7.200% 10/30/2006 DD 10/30/96		106,171
COUNTRYWIDE HOME LNS MTN #0034	3.250% 05/21/2008 DD 05/21/03		97,580
COUNTRYWIDE HOME MTN #TR00313	4.000% 03/22/2011 DD 03/22/04		291,654
CREDIT SUISSE FB INC NT	6.125% 11/15/2011 DD 11/06/01		381,665
CREDIT SUISSE FB USA INC	4.700% 06/01/2009 DD 05/27/04		230,238
DAIMLER CHRYSLER NORTH AMER	4.750% 01/15/2008 DD 01/16/03		255,350
DOMINION RES INC VA NEW SR NT	2.800% 02/15/2005 DD 02/13/03		150,069
DONALDSON LUFKIN & JEN SR NTS	6.500% 06/01/2008 DD 06/08/98		189,355
DOW CHEM CO NT	6.125% 02/01/2011 DD 02/08/01		164,297
DUKE ENERGY CORP SR NT	4.200% 10/01/2008 DD 09/23/03		201,530
EOP OPERATING LP NTS	6.750% 02/15/2012 DD 02/15/02		278,280
ERP OPER LTD PARTNERSHIP SR NT	4.750% 06/15/2009 DD 06/04/04		45,949
EXELON GENERATION CO LLC SR NT	6.950% 06/15/2011 DD 12/15/01		112,875
FHLMC POOL #D9-5395	6.500% 05/01/2022 DD 05/01/02		542,244
FHLMC POOL #E8-3211	6.500% 04/01/2016 DD 04/01/01		110,942
FHLMC POOL #E9-0325	6.500% 06/01/2017 DD 06/01/02		308,551
FHLMC POOL #P6-0089	7.000% 12/01/2014 DD 01/01/03		190,529
FHLMC POOL #P6-0090	7.000% 03/01/2016 DD 01/01/03		177,230
FHLMC MULTICLASS CTF 1483 VF	8.000% 09/15/2011		369,037
FHLMC MULTICLASS MTG	6.500% 05/15/2008 DD 05/01/93		726,291
FHLMC POOL #E0-1254	6.500% 10/01/2017 DD 10/01/02		214,054
FHLMC POOL #A2-1170	6.500% 04/01/2034 DD 04/01/04		904,993
FHLMC POOL #B1-2459	4.500% 10/01/2018 DD 02/01/04		448,760
FHLMC POOL #B1-3051	4.500% 04/01/2019 DD 03/01/04		373,361
FHLMC POOL #B1-4961	4.500% 06/01/2019 DD 06/01/04		967,431
FHLMC MULTICLASS MTG	10.000% 11/15/2022 DD 06/01/98		255,396
FHLMC MULTICLASS MTG	6.500% 08/15/2028 DD 08/01/98		735,648
FHLMC MULTICLASS MTG 2102 TC	6.000% 12/15/2013 DD 12/01/98		1,568,685
FHLMC MULTICLASS CTFS 2169 TB	7.000% 06/15/2029 DD 06/01/99		324,838
FHLMC MULTICLASS CTFS 2262 Z	7.500% 10/15/2030 DD 10/01/00		613,943
FHLMC MULTICLASS CTFS 2355 BP	6.000% 09/15/2016 DD 09/01/01		626,700
FHLMC MULTICLASS CTF 1575 SA	VAR RT 08/15/2008 DD 08/15/93		245,473
FHLMC MULTICLASS MTG P/C 1668D	6.500% 02/15/2014		860,987
FHLMC MULTICLASS CTFS 2412 SP	VAR RT 02/15/2032 DD 02/15/02		105,129

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
FHLMC MULTICLASS CTFS 2367 VD	6.000% 01/15/2019 DD 10/01/01		249,785
FHLMC MULTICLASS MTG	6.000% 01/15/2017 DD 01/01/02		1,368,302
FHLMC MULTICLASS CTFS 2399 OH	6.500% 01/15/2032 DD 01/01/02		522,945
FHLMC MULTICLASS CTFS 2410 NG	6.500% 02/15/2032 DD 02/01/02		1,299,202
FHLMC MULTICLASS CTFS 2425 OB	6.000% 03/15/2017 DD 03/01/02		720,946
FHLMC MULTICLASS CTF 2344 ZJ	6.500% 08/15/2031 DD 08/01/01		116,375
FHLMC MULTICLASS CTF 2362 PD	6.500% 06/15/2020 DD 09/01/01		591,571
FEDERAL HOME LN MTG DEBS	6.875% 09/15/2010 DD 09/22/00		3,767,771
FHLMC INT PMT ON % DEB 2031	5.750% 01/15/2012 DD 01/14/02		871,653
FNMA GTD REMIC P/T CTF 92-205Z	7.00% 11/25/2022		1,260,336
FNMA GTD REMIC CTF93-217H PO	0.000% 08/25/2023 DD 10/01/93		100,597
FNMA GTD REMIC P/T 99-15 S IO	VAR RT 02/25/2024 DD 02/25/94		150,777
FNMA GTD REMIC P/T 1994-34 DZ	6.000% 03/25/2009		827,533
FNMA GTD REMIC P/T CTF 94-40-Z	6.500% 03/25/2024		1,071,024
FEDERAL NATL MTG ASSN DEBS	5.750% 02/15/2008 DD 02/05/98		1,595,911
FEDERAL NATL MTG ASSN DEBS	7.250% 01/15/2010 DD 1/14/2000		1,378,455
FEDERAL NATL MTG ASSN DEBS	7.125% 06/15/2010 DD 06/09/00		3,907,384
FEDERAL NATL MTG ASSN	6.625% 11/15/2010 DD 11/03/00		2,259,694
FEDERAL NATL MTG ASSN	6.000% 05/15/2011 DD 05/25/01		1,099,943
FEDERAL NATL MTG ASSN DEBS	6.125% 03/15/2012 DD 03/26/02		556,300
FNMA GTD REMIC P/T 01-7 PF	7.000% 03/25/2031 DD 02/01/01		124,807
FNMA GTD REMIC CTF 329 1 PO	0.000% 12/01/2032 DD 12/01/02		67,261
FNMA STRIPPED MTG 000340 1 PO	ZEROCPN 08/01/2033 DD 08/01/03		98,767
FNMA POOL #0252409	6.500% 03/01/2029 DD 02/01/99		214,766
FNMA POOL #0254353	7.000% 05/01/2017 DD 04/01/02		170,946
FNMA POOL #0254774	5.500% 05/01/2013 DD 04/01/03		239,401
FNMA POOL #0254827	5.500% 05/01/2013 DD 05/01/03		330,522
FNMA POOL #0535460	8.000% 09/01/2015 DD 08/01/00		470,999
FNMA POOL #0583745	6.000% 06/01/2016 DD 06/01/01		171,526
FNMA POOL #0602589	7.000% 09/01/2031 DD 08/01/01		295,042
FNMA POOL #0627139	6.500% 03/01/2017 DD 03/01/02		284,651
FNMA POOL #0636917	7.000% 03/01/2017 DD 03/01/02		260,064
FNMA POOL #0638411	5.500% 03/01/2017 DD 03/01/02		251,312
FNMA POOL #0638774	7.000% 05/01/2017 DD 05/01/02		508,827
FNMA POOL #0665775	5.500% 09/01/2017 DD 09/01/02		286,163
FNMA POOL #0667070	7.000% 07/01/2017 DD 09/01/02		483,698
FNMA POOL #0668811	6.000% 11/01/2017 DD 11/01/02		173,268
FNMA GTD REMIC P/T	6.000% 12/25/2016 DD 11/01/01		1,050,030
FNMA GTD REMIC P/T 01-81 SL IO	VAR RT 01/18/2032 DD 12/18/01		97,766
FNMA GTD REMIC P/T	6.000% 03/25/2017 DD 02/01/02		1,055,259
FNMA GTD REMIC P/T 02-94 BK	5.500% 01/25/2018 DD 12/01/02		1,650,351
FNMA GTD REMIC P/T	5.500% 06/25/2022 DD 12/01/02		5,939
FNMA GTD REMIC P/T	5.000% 11/25/2012 DD 02/01/03		10,720
FHLMC MULTICLASS CTFS 2460 VZ	6.000% 11/15/2029 DD 06/01/02		299,587
FHLMC MULTICLASS CTFS 2474 NR	6.500% 07/15/2032 DD 07/01/02		314,561
FHLMC MULTICLASS CTFS 2484 LZ	6.500% 07/15/2032 DD 07/01/02		368,696

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
FHLMC MULTICLASS MTG	8.500% 11/15/2015 DD 09/01/02		65,888
FHLMC MULTICLASS MTG 2513 YO	0.000% 02/15/2032 DD 10/01/02		259,402
FNMA GTD REMIC P/T 01-44 PD	7.000% 09/25/2031 DD 08/01/01		210,775
FNMA GTD REMIC P/T 03-W4 2A	6.500% 10/25/2042 DD 03/01/03		122,435
FNMA GTD REMIC P/T 03-55 CD	5.000% 06/25/2023 DD 05/01/03		1,096,157
FNMA GTD REMIC P/T 03-47 PE	5.750% 06/25/2033 DD 05/01/03		299,182
FNMA GTD REMIC P/T 03-52 SX	VAR RT 10/25/2031 DD 05/25/03		228,458
FNMA GTD REMIC P/T 03-68 QP	3.000% 07/25/2022 DD 06/01/03		370,860
FNMA GTD REMIC P/T 03-80 SV IO	VAR RT 06/25/2023 DD 07/25/03		102,952
FNMA GTD REMIC P/T 03-71 PS	VAR RT 08/25/2033 DD 07/01/03		60,508
FNMA GTD REMIC P/T 03-91 SD	VAR RT 09/25/2033 DD 08/25/03		84,019
FHLMC MULTICLASS MTG 2519 BT	8.500% 09/15/2031 DD 11/01/02		48,710
FHLMC MULTICLASS MTG 2527 TB	6.000% 11/15/2032 DD 11/01/02		104,578
FHLMC MULTICLASS MTG 2537 TE	5.500% 12/15/2017 DD 12/01/02		1,034,675
FHLMC MULTICLASS CTFS 2565 MB	6.000% 05/15/2030 DD 01/01/03		258,941
FHLMC MULTICLASS CTFS 2557 WJ	5.000% 07/15/2014 DD 01/01/03		1,017,692
FHLMC MULTICLASS SER T-54 2A	6.500% 02/25/2043 DD 02/01/03		576,630
FHLMC MULTICLASS CTFS T-54 3A	7.000% 02/25/2043 DD 02/01/03		268,353
FHLMC MULTICLASS MTG	6.500% 03/15/2033 DD 03/01/03		30,197
FHLMC MULTICLASS MTG	VAR RT 02/15/2033 DD 04/15/03		73,929
FHLMC MULTICLASS MTG	VAR RT 02/15/2033 DD 04/15/03		45,013
FHLMC MULTICLASS CTFS 2494 VA	6.000% 03/15/2014 DD 04/01/03		228,575
FHLMC MULTICLASS CTFS 2619 HR	3.500% 11/15/2031 DD 05/01/03		431,344
FHLMC MULTICLASS MTG	4.500% 05/15/2018 DD 05/01/03		958,068
FHLMC MULTICLASS 2610 DS IO	VAR RT 03/15/2033 DD 05/15/03		111,584
FNMA GTD REMIC P/T 03-106 US	VAR RT 11/25/2023 DD 10/01/03		36,607
FNMA GTD REMIC P/T 04-14 SD	VAR RT 03/25/2034 DD 02/25/04		94,667
FHLMC MULTICLASS MTG	VAR RT 06/15/2023 DD 06/15/03		62,084
FHLMC MULTICLASS MTG	4.500% 06/15/2018 DD 06/01/03		783,946
FHLMC MULTICLASS CTFS 2643 KG	4.000% 05/15/2018 DD 07/01/03		1,094,934
FHLMC MULTICLASS 04-21 CO PO	0.000% 04/25/2034 DD 03/01/04		50,303
FNMA GTD REMIC P/T 04-36 PC	5.500% 02/25/2034 DD 04/01/04		613,060
FNMA GTD REMIC P/T 04-36 SN	VAR RT 07/25/2033 DD 04/25/04		464,989
FNMA GTD REMIC P/T 04-36 SA	VAR RT 05/25/2034 DD 04/25/04		370,314
FNMA GTD REMIC P/T	VAR RT 07/25/2034 DD 06/25/04		476,146
FNMA GTD REMIC P/T 04-58 ST	VAR RT 04/25/2034 DD 06/01/04		198,335
FNMA GTD REMIC P/T	4.000% 10/25/2019 DD 09/01/04		1,845,167
FHLMC MULTICLASS MTG	VAR RT 02/15/2025 DD 08/15/03		73,859
FHLMC MULTICLASS CTFS 2668 SB	VAR RT 10/15/2015 DD 09/15/03		251,298
FHLMC MULTICLASS MTG	5.000% 11/15/2022 DD 09/01/03		1,000,100
FHLMC MULTICLASS CTFS 2686 GB	5.000% 05/15/2020 DD 10/01/03		710,437
FHLMC MULTICLASS MTG	VAR RT 10/15/2021 DD 10/15/03		96,856
FHLMC MULTICLASS CTFS 2691 WS	VAR RT 10/15/2033 DD 10/15/03		33,786
FHLMC MULTICLASS CTFS 2755 SA	VAR RT 05/15/2030 DD 02/15/04		459,306
FHLMC MULTICLASS CTS 2752 JB	4.500% 02/15/2019 DD 02/01/04		960,019
FHLMC MULTICLASS CTFS 2769 PO	0.000% 03/15/2034 DD 03/01/04		65,090

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
FHLMC MULTICLASS CTFS 2780 JG	4.500% 04/15/2019 DD 04/01/04		396,263
FNMA POOL #0688625	6.000% 03/01/2033 DD 03/01/03		188,561
FNMA POOL #0695533	8.000% 06/01/2027 DD 04/01/03		87,832
FNMA POOL #0695584	6.000% 03/01/2033 DD 03/01/03		225,443
FNMA POOL #0709848	5.000% 06/01/2018 DD 06/01/03		865,375
FNMA POOL #0709877	5.000% 06/01/2018 DD 06/01/03		646,422
FNMA POOL #0720393	4.500% 07/01/2018 DD 07/01/03		850,853
FNMA POOL #0740462	5.000% 11/01/2018 DD 10/01/03		452,630
FNMA POOL #0742078	4.500% 03/01/2019 DD 03/01/04		1,117,219
FNMA POOL #0749596	5.000% 11/01/2018 DD 10/01/03		1,371,885
FNMA POOL #0751341	5.500% 03/01/2034 DD 03/01/04		116,578
FNMA POOL #0752786	6.000% 09/01/2033 DD 03/01/04		260,204
FNMA POOL #0756138	8.500% 11/01/2012 DD 11/01/03		331,949
FNMA POOL #0767378	5.500% 03/01/2034 DD 03/01/04		170,103
FNMA POOL #0773629	5.500% 04/01/2034 DD 03/01/04		186,554
FIRST DATA CORP NT	3.900% 10/01/2009 DD 09/16/04		199,250
FIRST HORIZON MTG 04-AR7 2A1	VAR RT 02/25/2035 DD 12/01/04		707,140
FORD CR AUTO OWNER TR 04-A A3	2.930% 03/15/2008 DD 05/25/04		497,110
FORD MTR CR CO NT	5.800% 01/12/2009 DD 01/12/99		1,277,725
FORD MTR CR CO GLOBAL LAND SEC	7.375% 10/28/2009 DD 10/28/99		323,577
FORD MTR CR CO GBL LANDMARK	7.375% 02/01/2011 DD 01/30/01		269,453
FORD MTR CR CO GLOBAL SECS	6.500% 01/25/2007 DD 10/25/01		415,936
GNMA POOL #0593677	6.500% 04/15/2023 DD 04/01/03		451,283
GNMA POOL #0515099	7.000% 02/15/2015 DD 02/01/00		117,352
GNMA POOL #0530795	6.500% 01/15/2023 DD 01/01/03		652,311
GNMA POOL #0781570	8.000% 01/15/2016 DD 03/01/03		171,316
GTE CORP	8.750% 11/01/2021 DD 11/01/91		193,781
GENERAL ELEC CORP MTN #TR00590	3.500% 05/01/2008 DD 05/02/03		198,518
GENERAL ELEC CAP MTN #TR00619	2.800% 01/15/2007 DD 01/13/04		197,342
GENERAL ELEC CAP MTN #TR00635	3.125% 04/01/2009 DD 03/29/04		387,500
GENERAL ELEC CAP MTN #TR 00443	7.375% 01/19/2010 DD 01/19/00		148,667
GENERAL ELEC CAP MTN #TR00482	6.125% 02/22/2011 DD 02/21/01		640,756
GENERAL ELEC CAP MTN TR 00521	5.875% 02/15/2012 DD 02/15/02		1,027,929
GMAC NT	7.750% 01/19/2010 DD 01/19/00		268,320
GENERAL MTRS ACCEP CORP NT	6.750% 01/15/2006 DD 01/11/01		205,186
GENERAL MTRS ACCEP CORP GL BD	7.250% 03/02/2011 DD 03/02/01		1,151,733
GOLDMAN SACHS GROUP INC NT	6.875% 01/15/2011 DD 01/16/01		310,233
GOLDMAN SACHS GROUP INC SR NT	6.600% 01/15/2012 DD 01/10/02		1,238,860
GOLDMAN SACHS GROUP INC SR NT	3.875% 01/15/2009 DD 01/13/04		134,683
GNMA GTD REMIC P/T 94-7 PQ	6.500% 10/16/2024 DD 10/01/94		1,063,418
GNMA GTD REMIC TR 2000-6 Z	7.500% 02/20/2030		224,343
GNMA GTD REMIC TR 2000-14 PD	7.000% 02/16/2030		321,020
GNMA GTD REMIC 00-9 CL ZJ	8.500% 02/16/2030 DD 02/01/00		347,130
GNMA GTD REMIC 2000-27 CL Z	7.500% 09/20/2030		224,795
GNMA GTD REMIC P/T 2002-40 UK	6.500% 06/20/2032 DD 06/01/02		529,885
GNMA GTD REMIC P/T 03-52 PA PO	ZEROCPN 06/16/2033 DD 06/01/03		94,893

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
GNMA GTD REMIC P/T 03-24 PO	0.000% 03/16/2033 DD 03/01/03		36,305
GNMA GTD REMIC 03-18 OV	7.000% 10/20/2031 DD 03/01/03		500,304
GNMA GTD REMIC 2002-54 GB	6.500% 08/20/2032 DD 08/01/02		419,538
GNMA GTD REMIC P/T 02-24 AG IO	VAR RT 04/16/2032 DD 04/16/02		42,909
GNMA GTD REMIC P/T 02-31 S IO	VAR RT 01/16/2031 DD 05/16/02		26,848
GNMA GTD REMIC 02-51 SG	VAR RT 04/20/2031 DD 07/20/02		50,922
GNMA GTD REMIC 02-47 PG	6.500% 07/16/2032 DD 07/01/02		530,250
GNMA GTD REMIC P/T 02-79 KV	6.000% 11/20/2013 DD 11/01/02		444,117
GNMA GTD REMIC P/T 03-4 NI	5.500% 01/20/2032 DD 01/01/03		54,261
GNMA GTD REMIC P/T 03-66 ED PO	0.000% 08/20/2033 DD 08/01/03		37,894
GNMA GTD REMIC P/T 04-73 AE	VAR RT 08/17/2034 DD 09/17/04		254,342
GREEN TREE FINL 98-3 CTF A5	6.220% 03/01/2030 DD 04/28/98		1,298,880
HSBC FIN CORP NT	6.750% 05/15/2011 DD 05/09/01		280,548
HANCOCK JOHN GBL MTN #TR00046	3.500% 01/30/2009 DD 01/27/04		195,500
HOUSEHOLD FIN CORP NT	6.500% 01/24/2006 DD 01/24/01		103,375
HOUSEHOLD FIN CORP NT	6.375% 10/15/2011 DD 10/23/01		276,093
HOUSEHOLD FIN CORP GLOBAL NT	4.625% 01/15/2008 DD 01/14/03		675,774
HOUSEHOLD FIN CORP	4.750% 05/15/2009 DD 05/26/04		307,638
INTL LEASE FIN CORP NT	4.500% 05/01/2008 DD 04/29/03		76,000
INTERNATIONAL LEASE FIN CORP	5.875% 05/01/2013 DD 04/29/03		79,559
INTERNATIONAL PAPER CO SR NT	4.250% 01/15/2009 DD 12/15/03		80,336
INTERNATIONAL PAPER CO NT	4.000% 04/01/2010 DD 03/18/04		122,558
KEYCORP MEDIUM TRM SR #SR00090	4.700% 05/21/2009 DD 05/21/04		306,702
KEYSPAN GAS EAST MTN #TR 00001	7.875% 02/01/2010 DD 02/01/00		146,758
LEHMAN BROS HLDGS INC SR NTS	7.200% 08/15/2009 DD 08/19/97		117,064
LEHMAN BROS HLDGS INC NT	7.875% 08/15/2010 DD 08/15/00		82,163
LEHMAN BROS HLDGS INC GBL NT	4.000% 01/22/2008 DD 01/21/03		503,686
LEHMAN BROTHERS HLDGS TR 00387	6.625% 01/18/2012 DD 01/10/02		139,765
LIBERTY MEDIA CORP NEW SR NT	5.700% 05/15/2013 DD 05/05/03		9,922
MBNA CR CARD 03 1 CL C	VAR RT 06/15/2012 DD 02/04/03		106,335
MASTER ASSET SEC TR 03-7 30 PO	0.000% 09/25/2033 DD 07/01/03		66,528
MASTER ASSET SEC TR 03-4 2A2	5.000% 05/25/2018 DD 04/01/03		516,697
MASS MUTUAL GBL MTN #TR00017	3.250% 06/15/2007 DD 12/10/03		158,600
MASSMUTUAL GLOBAL FDG #TR00020	3.500% 03/15/2010 DD 03/15/04		192,812
MASTR ADJ RT MTGS 04-13 2A1	VAR RT 12/21/2034 DD 11/01/04		693,847
MASTR ALTERNATIVE LN 04-1 1A1	4.500% 09/25/2019 DD 09/01/04		478,488
*MELLON FDG CORP GTD SR NT	3.250% 04/01/2009 DD 03/23/04		145,313
MERRILL LYNCH & CO MTN 00355	3.700% 04/21/2008 DD 04/21/03		398,936
MERRILL LYNCH & CO #TR 00394	4.125% 01/15/2009 DD 12/04/03		150,819
MONUMENTAL GLOBAL FDG 144A	4.375% 07/30/2009 DD 07/22/04		301,263
MORGAN STANLEY & CO INC SR NT	4.250% 05/15/2010 DD 05/07/03		135,020
MORGAN STANLEY DW & CO GL NT	6.750% 04/15/2011 DD 04/23/01		786,669
MORGAN STANLEY DW & CO NT	6.600% 04/01/2012 DD 04/03/02		335,076
NCNB CORP SUB NT	9.375% 09/15/2009 DD 09/27/89		183,337
NATIONSBANK MTN SR 00109	7.230% 08/15/2012 DD 08/15/97		143,476
NEW YORK LIFE MTN #TR0001 144A	5.375% 09/15/2013 DD 09/10/03		260,115

*	Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
NEW YORK LIFE GBL MTN #TR00002	3.875% 01/15/2009 DD 01/12/04		99,453
NISSAN AUTO REC 03-B A4	2.050% 03/16/2009 DD 06/17/03		194,875
NORMURA ASSET ACCEP CORP 03-A1	5.500% 05/25/2033 DD 04/01/03		213,291
NOMURA ASSET ACCEP 03-A1 CL A2	6.000% 05/25/2033 DD 04/01/03		110,338
NOMURA ASSET ACCEP CORP 03-A1	7.000% 04/25/2033 DD 04/01/03		65,064
ONYX ACCEP OWNER TR 04-B A-3	3.090% 09/15/2008 DD 05/27/04		399,625
PHH CORP NT	7.125% 03/01/2013 DD 02/19/03		190,714
PSEG PWR LLC SR NT	7.750% 04/15/2011 DD 10/15/01		46,637
PSEG PWR LLC SR NT	3.750% 04/01/2009 DD 03/30/04		93,545
PACIFIC LIFE GBL #SR00001 144A	3.750% 01/15/2009 DD 01/15/04		98,890
POPULAR NORTH AMER INC MTN	4.250% 04/01/2008 DD 03/28/03		101,219
PRINICPAL LIFE #TR 00007 144A	6.250% 02/15/2012 DD 02/20/02		109,312
PRINCIPAL LIFE GLOBAL #TR00025	2.800% 06/26/2008 DD 06/26/03		292,029
PRINCIPAL LIFE INC FDG TR00001	3.200% 04/01/2009 DD 03/29/04		91,846
PROTECTIVE LIFE SECS #TR00002	4.000% 04/01/2011 DD 04/07/04		219,584
PROTECTIVE LIFE SECD #TR00005	4.000% 10/07/2009 DD 10/07/04		297,609
REPUBLIC N Y CORP SUB NT	9.700% 02/01/2009 DD 02/01/89		120,328
RESIDENTIAL ACCREDIT 02 QS16A3	VAR RT 10/25/2017 DD 10/25/02		86,105
RESIDENTIAL ACCREDIT 02QS6 A10	6.500% 05/25/2032 DD 05/01/02		9,855
RESIDENTIAL ACCREDIT 03 QS3 A2	VAR RT 02/25/2018 DD 02/25/03		121,027
RESIDENTIAL ACCREDIT 03-QS3 A8	VAR RT 02/25/2018 DD 02/25/03		57,540
RESIDENTIAL ACCREDIT 03-QS9 A3	VAR RT 05/25/2018 DD 05/25/03		95,041
RESIDENTIAL FDG MTG 03-S12 4A5	4.500% 12/25/2032 DD 05/01/03		193,313
ROYAL BK CDA MONTREAL QUE SR	3.875% 05/04/2009 DD 04/29/04		188,551
SALOMON BROS MTG 03-UP2 PO-1	0.000% 12/25/2018 DD 07/01/03		60,848
SALOMON SMITH BARNEY HLDGS NT	6.500% 02/15 /2008 DD 02/06/01		378,984
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01		348,327
SPRINT CAP CORP GTD NT	6.000% 01/15/2007 DD 01/15/02		156,984
STATE STR SUB NT	7.650% 06/15/2010 DD 06/20/00		117,406
TIME WARNER COS INC DEBT 81595	8.110% 08/15/2006 DD 08/15/95		182,352
TIME WARNER COS INC DEBT 81595	8.180% 08/15/2007 DD 08/15/95		277,658
TOYOTA MTR CR CORP NT	2.875% 08/01/2008 DD 07/14/03		97,156
UNION CAMP CORP NOTES	6.500% 11/15/2007 DD 11/15/97		53,297
UNITED MEXICAN STS TR# 00010	6.375% 01/16/2013 DD 01/16/03		85,200
UNITED MEXICAN STS MTN TR00012	4.625% 10/08/2008 DD 04/11/03		126,563
UNITED STS DEPT VET 98-1 2E	7.000% 09/15/2027		429,740
U S DEPT VETERANS 02-3 J	6.000% 04/15/2009 DD 09/01/02		251,403
U S DEPT VETERANS AFF 03-1 B	5.750% 12/15/2020 DD 02/01/03		186,162
U S TREASURY BONDS	12.750% 11/15/2010 DD 11/17/80		325,407
U S TREASURY BONDS	12.000% 08/15/2013 DD 08/15/83		5,027,354
U S TREASURY BONDS	9.875% 11/15/2015 DD 11/15/85		1,625,250
U S TREASURY NOTES	6.500% 10/15/2006 DD 10/15/96		9,277,756
U S TREASURY NOTES	06.125% 08/15/2007 DD 08/15/97		3,220,320
U S TREASURY NOTES	05.625% 05/15/2008 DD 05/15/98		12,659,217
U S TREASURY NOTES	06.000% 08/15/2009 DD 08/15/99		3,750,625
U S TREASURY NOTES	06.500% 02/15/2010 DD 02/15/00		12,457,500

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
U S TREASURY NOTES	3.500% 11/15/2006 DD 11/15/01		2,017,500
U S TREASURY NOTES	4.375% 05/15/2007 DD 05/15/02		2,878,680
U S TREASURY NOTES	3.250% 08/15/2008 DD 08/15/03		3,982,800
U S TREASURY NOTES	3.125% 09/15/2008 DD 09/15/03		693,210
U S TREAS STRIP GENERIC TINT	0.000% 02/15/2009 DD 02/15/85		216,550
U S TREAS STRIP GENERIC TINT	02/15/2011		3,306,240
U S TREAS STRIP GENERIC TINT	0.000% 08/15/2012 DD 02/15/85		2,626,920
U S TREAS STRIP GENERIC TINT	0.000% 05/15/2008 DD 03/15/85		2,682,600
U S TREAS STRIP GENERIC TINT	05/15/2009		600,040
U S TREAS STRIP GENERIC TINT	05/15/2011		778,100
U S TREAS STRIP GENERIC TINT	0.000% 05/15/2012 DD 11/15/85		6,317,595
U S TREAS STRIP GENERIC TINT	11/15/2012		4,683,250
U S TREAS STRIP GENERIC TINT	0.000% 11/15/2014 DD 11/15/85		355,245
U S TREAS STRIP GENERIC TINT	02/15/2016		752,375
U S TREAS STRIP GENERIC TINT	0.000% 05/15/2016 DD 08/15/87		148,250
U S TREAS STRIP GENERIC TINT	02/15/2023		79,600
VANDERBILT MTG 7 FIN 02 A A2	4.770% 10/07/2014 DD 02/01/02		914,434
VERIZON MD INC DEB SER A	6.125% 03/01/2012 DD 02/25/02		753,921
WAMU MTG P/T CTF 04-AR3 A2	VAR RT 06/25/2034 DD 04/01/04		212,959
WAMU MTG PASS THROUGH 03-AR7	VAR RT 08/25/2033 DD 06/01/03		965,460
WFS FINL 2002 3 TR CL A 4	3.500% 02/20/2010 DD 08/15/02		501,780
WFS FINL 2003 2 CL A-3	1.760% 01/21/2008 DD 05/29/03		194,862
WFS FINL 03-2 OWNER TR CL A4	2.410% 12/20/2008 DD 05/29/03		295,092
WFS FINL 03 1 OWNER TR NT A3	2.030% 08/20/2007 DD 02/27/03		183,214
WFS FINL 03 4 CL A-4	3.150% 05/20/2011 DD 11/25/03		392,840
WFS FINL 2004-1 OWNER TR A3	2.190% 06/20/2008 DD 02/27/04		545,016
WFS FINL 04-2 OWNER TR CL A3	2.850% 09/22/2008 DD 05/27/04		199,094
WACHOVIA BK COML MTG 04-C15 A2	4.039% 10/15/2041 DD 11/01/04		497,148
WACHOVIA CORP 2ND NEW NT	3.625% 02/17/2009 DD 02/06/04		746,265
WASHINGTON MUN INC SUB NT	8.250% 04/01/2010 DD 04/04/00		175,500
WASHINGTON MUT BK FA #SB00002	5.650% 08/15/2014 DD 08/05/04		259,022
WASHINGTON MUT MTG 03-MS7 CL P	0.000% 03/25/2033 DD 02/01/03		113,252
WELLS FARGO & CO NEW SUB NT	6.375% 08/01/2011 DD 07/31/01		110,718
WELLS FARGO & CO NEW SR NT	5.250% 12/01/2007 DD 05/24/02		261,210
WELLS FARGO & CO NEW NT	3.125% 04/01/2009 DD 03/24/04		213,226
WELLS FARGO MTG BKD 04-7 IIA2	5.000% 07/25/2019 DD 06/01/04		387,625
WELLS FARGO MTG BKD 2003 17	5.500% 01/25/2034 DD 12/01/03		682,353
WELLS FARGO MTG BKD 04-S A5	VAR RT 09/25/2034 DD 08/01/04		489,060
STRUCTURED ADJ RATE MTG LN TR	VAR RT 01/25/2035 DD 12/01/04		1,125,080
WORLD SVGS BK FSG NT	4.500% 06/15/2009 DD 06/02/04		255,079
XL CAP LTD SR NT	5.250% 09/15/2014 DD 08/23/04		50,109
BGI INT GOVT/CREDIT BOND INDEX	BGI BOND INDEX FUND		100,837,701
*MELLON BANK	VAR RT 12/31/2049 DD 08/06/03		707,500
BARCLAYS US FDG DISC	03/15/2005		596,363
HBOS TREASURY PLC DISC	02/03/2005		894,272
UBS FIN DEL INC DISC	03/15/2005		1,093,373

*	Party In Interest

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
KOREA DEVELOPMENT BK	4.750% 20-JUN-2009 USD1000		203,840
UKRAINE (REP OF)	VAR RT 05-AUG-2009 USD1000		1,060,950
FED REPUBLIC OF BRAZIL BDS	NOW NA4286954		2,515,380
GUATEMALA (REP OF) BDS REGS	9.250% 01-AUG-2013		565,000
BULGARIA (REPUBLIC OF)	VAR RT 28-JUL-2012		150,001
BRAZIL(FEDERATIVE REPUBLIC)	VAR RT 15-APR-2009		174,713
BRAZIL(FEDERATIVE REPUBLIC)	8.000% 15-APR-2014		2,366,877
BRAZIL(FEDERATIVE REPUBLIC)	VAR RT 15-APR-2012 US$250000		4,558,624
ECUADOR REPUBLIC OF BDS	VAR RT -AUG-2030 USD		1,555,200
ECUADOR REPUBLIC OF	12.000% 15-NOV-2012		255,625
RUSSIAN FEDERATION REG S	8.250% 31-MAR-2010 USD1000		1,047,850
RUSSIAN FEDERATION BDS	STEP 31-MAR-2030		7,185,500
RUSSIAN FED MINISTRY FIN REG S	8.750% 24-JUL-2005		1,542,000
PETRONAS CAPITAL GTD NTS REGS	7.000% 22-MAY-2012		570,650
PANAMA (REP OF) BDS	9.375% 23-JUL-2012		1,125,750
UKRAINE (REP OF) BDS	7.650% 11-JUN-2013 USD		318,795
VENEZUELA REP OF	5.375% 07-AUG-2010 USD		117,375
CHILE REP BD	5.500% BDS 15-JAN-2013		472,633
PIMCO SWAP #19874 DJ CDX2 CRED	2.600% 12/20/2009 DD 09/21/04		98,377
PIMCO SWAP #20484 CRED DEP	1.480% 10/20/2014 DD 10/08/04		31,182
PIMCO SWAP #20484 CRED DEP	1.480% 10/20/2014 DD 10/08/04		—
CENT BK OF TUNISIA BDS USD1000	7.375% 25-APR-2012		1,026,000
BRAZIL FED REP OF BDS	8.875% 15-APR-2024		520,275
BRAZIL (FED REP OF)	9.250% 22-OCT-2010		1,120,000
BRAZIL FEDERATIVE REP NT	VAR RT 06/29/2009 DD 06/28/04		529,875
COLOMBIA REPUBLIC OF BDS	9.750% 09-APR-2011		688,800
EXPORT IMPORT BK CHINA NT 144A	5.250% 07/29/2014 DD 07/29/04		306,094
PEMEX PROJECT FDG MTN	8.625% 01-FEB-2022 USD1000		1,767,840
PERU (REP OF) GTD DEB USD	9.125% 21-FEB-2012		1,401,000
SOUTH AFRICA (REP OF) NTS	7.375% 25-APR-2012		687,000
TENGIZCHEVROIL FIN CO GTD 144A	6.124% 11/15/2014 DD 11/19/04		100,250
MEXICO (UNITED MEXICAN STATES)	8.300% 15-AUG-2031		1,712,288
MEXICO (UTD MEX ST) NTS	7.500% 14-JAN-2012		934,725
UNITED MEXICAN STS #TR 00013	7.500% 04/08/2033 DD 04/11/03		1,134,000
EB MCM INTERMED CORP BD IND FD	EB MCM INTERMED CORP BD IND FD		63,559,178
EB MCM INTERMED GOVT BD IND FD	EB MCM INTERMED GOVT BD IND FD		95,035,136
Chase Manhattan Bank, State Street Bank and Trust, AIG/Westdeutshe Landesbank, UBS Warburg	Syntheic Wrapper		(55,561,393)
Interest rates ranging from 4.00% to 10.95%	Loan Balance		212,180,340
AIM Basic Value Inst.	AIM Basic Value A		52,421,234
American Century Investments	AM Cent SM CAP VAL I		84,769,477
WF C & B MID CAP Value	WF C & B MID CAP Value		26,185,691
COL/Acorn Select Z	COL/Acorn Select Z		17,762,876
Evergreen International Bond I	Evergreen International Bond I		10,786,202
Excelsior	Excelsior Value and RSTG IS		102,544,068

Raytheon Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*Fidelity	Fidelity Balanced		464,118,221
*Fidelity	Fidelity Blue Chip		426,267,947
*Fidelity	Fidelity Equity Inc		913,449,216
*Fidelity	Fidelity Magellan		488,925,080
*Fidelity	Fidelity Retire MMKT		205,110,007
First Eagle Overseas	First Eagle Overseas I		50,239,891
Hartford	HRTFRD Midcap HLS IA		27,158,390
Marsico Investment Fund	Marsico Focus		9,209,438
Morgan Stanley	MSI Small Co Growth A		25,445,534
Oakmark	Oakmark EQ & Inc I		61,490,006
Oakmark	Oakmark Global I		26,274,403
PIMCO Fundsst	Pimco Total Return Inst		116,068,145
Scudder	SCUD Fixed Inc Inst		9,406,400
T. Rowe Price	T. Rowe Price SM Cap Stocl		103,652,708
TCW	TCW GAL VAL OPP I		82,610,278
Turner Investment Partners	Turner Microcap Grth		95,326,590
Vanguard	Vanguard Morgan Growth ADM		129,366,216
Vanguard	Vanguard Primecap ADM		411,211,562
Vanguard	Vanguard Windsor ADM		166,387,236
*Fidelity	Fidelity STIF		3,770,967
*Fidelity	Fidelity High Yield		50,409,947
*Fidelity TIPS	Fidelity TIPS		62,601,697
*Fidelity	Fidelity STIF		22,821,143

*	Party In Interest

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Raytheon Employee Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Keith J. Peden
Keith J. Peden Senior Vice President—Human Resources Raytheon Company

June 22, 2005